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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

October 24, 2003

Commission File Number: 1-15040

PRUDENTIAL PUBLIC LIMITED COMPANY

(Name of Registrant)

Laurence Pountney Hill,
London EC4R 0HH, England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20 F    X          Form 40 F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

i

SELECTED HISTORICAL FINANCIAL INFORMATION OF PRUDENTIAL

        The following table sets forth Prudential's selected consolidated financial data for the periods indicated. This data is derived from Prudential's consolidated financial statements prepared in accordance with UK GAAP, under which insurance business is accounted for on the modified statutory basis (MSB). These accounting principles differ in certain significant respects from US GAAP. The unaudited condensed consolidated interim financial statements included elsewhere in this document include a reconciliation of the differences between UK GAAP and US GAAP that are significant to the financial statements. This table is only a summary and you should read it in conjunction with Prudential's unaudited condensed consolidated interim financial statements and the related notes included elsewhere in this document.

	Six Months Ended June 30,
	2003(1)	2003	2002
	(In $ Millions)	(In £ Millions)
Profit and loss account data—UK GAAP basis
Gross premiums from continuing operations:
—Long-term business	12,069	7,301	8,326
Gross premiums from discontinued operations:
—General business	—	—	185
Reinsurance and change in unearned premiums	(243)	(147)	(225)

Total earned premiums, net of reinsurance	11,826	7,154	8,286

Investment returns	11,239	6,799	(865)

Operating profit before amortization of goodwill and tax(2)
Continuing operations:
UK and Europe operations	244	148	248
US operations	142	86	150
Asian operations	40	24	5
Group activities	(142)	(86)	(86)

Operating profit before amortization of goodwill and tax(3)	284	172	317
Short-term fluctuations in investment returns(4)	119	72	(152)
Amortization of goodwill	(81)	(49)	(49)
Profit on sale of UK personal lines property and casualty insurance business	—	—	355

Total profit on ordinary activities before tax	322	195	471

Profit after tax:
Operating profit (including post-tax longer-term investment returns)	207	125	227

Profit for the period (including post-tax actual investment returns)	230	139	422

	Six Months Ended June 30,
	2003(1)	2003	2002
	(In $ Millions)	(In £ Millions)
Statement of income and comprehensive income data—US GAAP basis
Insurance policy revenues	3,448	2,086	2,021
Investment results	8,928	5,401	(173)
Other income	512	310	364

Total revenue	12,888	7,797	2,212

Net income (loss) from continuing operations (after minority interests)	436	264	(274)
Net income from discontinued operations including profit on sale	60	36	297

Total net income	496	300	23

Total comprehensive income (loss)	1,207	730	(8)

	As of and for the Six Months Ended June 30,		As of and for the Twelve Months Ended December 31,
	2003(1)	2003	2002
	(In $ Millions)	(In £ Millions)
Balance sheet data—UK GAAP basis
Total assets	262,427	158,758	152,161
Long-term business provision	166,457	100,700	99,114
Technical provision for linked liabilities	29,494	17,843	16,007
Debenture loans	5,214	3,154	2,293
Total shareholders' funds	6,062	3,667	3,668
Balance sheet data—US GAAP basis
Total assets	261,214	158,024	150,379
Policyholder benefit liabilities	150,818	91,239	89,304
Separate account liabilities	45,639	27,610	25,793
Total shareholders' equity	8,787	5,316	4,878
Other data
Long-term business:
New business from continuing operations:
Single premiums sales	7,926	4,795	12,112
New regular premiums sales(5)	570	345	707
Investment product contributions	17,156	10,379	14,818
Funds under management	267,786	162,000	155,000

	Six Months Ended June 30,
	2003(1)		2003		2002
Other data
Basic earnings per share:
Based on operating profit from continuing operations before amortization of goodwill and before tax on a UK GAAP basis	14.2	¢	8.6	p	16.0	p
Based on operating profit before amortization of goodwill and after tax and minority interests on a UK GAAP basis	10.4	¢	6.3	p	11.4	p
Based on profit for the period after tax on a UK GAAP basis	11.5	¢	7.0	p	21.2	p
Net earnings per share on a US GAAP basis	24.8	¢	15.0	p	1.2	p
Diluted earnings per share—UK GAAP basis	11.5	¢	7.0	p	21.2	p
Diluted earnings per share—US GAAP basis	24.8	¢	15.0	p	1.2	p
Dividend per share	8.8	¢	5.3	p	8.9	p
Equivalent cents per share(6)			9.0	¢	13.8	¢
Market price at end of period	$6.07		367.0	p	600.0	p
Share capital (in millions)	$165.3		£100		£100
Number of shares outstanding (in millions)			2,007		1,997
Average number of shares (in millions)			1,995		1,986

(1)
Amounts stated in US dollars have been translated from pounds sterling at the rate of $1.653 per £1.00 (the noon buying rate in New York City on June 30, 2003).

(2)
Investment returns credited to operating results for investments attributable to shareholders are determined using the longer-term rate of return. For the purposes of determining longer-term investment returns, Jackson National Life averages realized investment gains and losses arising on debt securities over five years. For equity-related investments Jackson National Life has assumed a long-term rate of return of 7.75%. Operating profit excludes amortization of goodwill and one-off items.

(3)
Due to the long-term nature of Prudential's business, the basis of presentation of operating profit may not be comparable with other UK companies.

(4)
Short-term fluctuations in investment returns represent the difference between the longer-term return credited to operating profit and the actual investment returns achieved for the period.

(5)
New regular business sales are reported on an annualized basis, which represents a full year of installments in respect of regular premiums irrespective of the actual payments made during the year.

(6)
The dividend for the six months ended June 30, 2002, has been translated into US dollars at the noon buying rate on the date the payment was made. The dividend for the six months ended June 30, 2003, which will be paid on October 31, 2003, has been translated into US dollars at the rate of $1.69 per £1.00, being the noon buying rate on October 22, 2003, the latest practicable date for this filing.

EXCHANGE RATE INFORMATION

        Prudential publishes its consolidated financial statements in pounds sterling. References in this document to "US dollars", "US$", "$" or "¢" are to US currency, references to "pounds sterling", "£", "pounds", "pence" or "p" are to UK currency (there are 100 pence to each pound) and references to "euro" or "€" are to the European single currency. The following table sets forth the average exchange rates for the periods set out below based on the noon buying rates on the last business day of each month of the periods. These rates, and the other rates shown below, are as certified for customs purposes by the Federal Reserve Bank of New York, for pounds sterling expressed in US dollars per pound sterling for each of the reported periods. Prudential has not used these rates to prepare its consolidated financial statements.

Period	Average
Six months ended June 30, 2002	1.45
Twelve months ended December 31, 2002	1.51
Six months ended June 30, 2003	1.62

        The following table sets forth the high and low exchange rates for pounds sterling expressed in US dollars per pound sterling for each month during the previous six months:

Month	High	Low
April 2003	1.60	1.55
May 2003	1.65	1.59
June 2003	1.68	1.63
July 2003	1.67	1.59
August 2003	1.62	1.57
September 2003	1.66	1.57

        On October 22, 2003, the latest practicable date, the noon buying rate was £1.00 = $1.69.

FORWARD-LOOKING STATEMENTS

        This report may contain certain "forward-looking statements" with respect to certain of Prudential's plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words "believes", "intends", "expects", "plans", "seeks" and "anticipates", and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential's control including, among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result, Prudential's actual future financial condition, performance and results may differ materially from the plans, goals and expectations set forth in Prudential's forward-looking statements. Prudential undertakes no obligation to update the forward-looking statements contained in this report or any other forward-looking statements we may make.

OPERATING AND FINANCIAL REVIEW

        The following discussion and analysis should be read in conjunction with Prudential's unaudited condensed consolidated interim financial statements and the related notes to Prudential's unaudited condensed consolidated interim financial statements included elsewhere in this document. Prudential's unaudited condensed consolidated interim financial statements have been prepared in accordance with UK GAAP, which differs in certain material respects from US GAAP. For a summary of the material differences between UK GAAP and US GAAP relevant to Prudential's financial statements, see Notes 7 and 8 to Prudential's unaudited condensed consolidated interim financial statements. A summary of the critical accounting policies which have been applied to these statements is set forth in the section below entitled "—UK GAAP Critical Accounting Policies".

        The results discussed below are not necessarily indicative of the results to be expected in any future periods. This discussion may contain forward-looking statements based on current expectations, which involve risks and uncertainties. Actual results and the timing of certain events may differ significantly from those projected in these forward-looking statements.

Introduction

        In the first half of 2003, Prudential continued to provide retail financial products and services and fund management to its customers in the United Kingdom and Europe, United States and Asia. No new accounting standards affecting Prudential's UK GAAP consolidated financial statements were issued in the first half of 2003.

UK GAAP Critical Accounting Policies

        Prudential's discussion and analysis of its financial condition and results of operations are based upon Prudential's unaudited condensed consolidated interim financial statements, which have been prepared in accordance with UK GAAP. Prudential's financial statements are prepared in accordance with the modified statutory basis ("MSB") of reporting of long-term business. This is in accordance with the Statement of Recommended Practice issued by the Association of British Insurers ("ABI") in December 1998. In broad terms, MSB profits for long-term business reflect the aggregate of statutory transfers from with-profits funds and profits on a traditional deferred and matching approach for other long-term business. The preparation of these financial statements requires Prudential to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, Prudential evaluates its estimates, including those related to long-term business provisioning, the fair value of assets and the declaration of bonus rates. Prudential bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. These estimates form the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

        Critical accounting policies are those that reflect significant judgements and uncertainties, and potentially result in materially different results under different assumptions and conditions. Prudential believes that its critical accounting policies are limited to those discussed below. The critical accounting policies in respect of the items discussed below are critical for the Group's results in so far as they relate to the Group's shareholder financed business, in particular for Jackson National Life.

Long-term Business Provision

        At June 30, 2003, the long-term business provision represented 63% of Prudential's total liabilities. These liabilities predominantly relate to with-profits and other protection type policies. These liabilities are estimated using actuarial methods based on assumptions relating to premiums, interest rates, investment returns, expenses, mortality and surrenders.

        The future policyholder benefit provisions for Jackson National Life's conventional protection-type policies are determined using the net level premium method, with an allowance for surrenders and claim expenses. Rates of interest used in establishing the policyholder benefit provisions range from 5.0% to 8.2%. Mortality assumptions range from 50% to 90% of the 1975–1980 Basic Select and Ultimate tables, depending on underwriting classification and policy duration. For investment-type products sold by Jackson National Life, the policyholder benefit provision included within technical provisions in the consolidated balance sheets is the policyholder account balance.

        The future policyholder benefit provisions for Asian businesses are determined in accordance with methods prescribed by local GAAP. In regions where local GAAP is not well established, US GAAP is used as the most appropriate proxy to local GAAP. The valuation of policyholder benefit provisions may differ from that determined on a UK modified statutory basis.

Fair Value of Assets

        Equity securities, debt and other fixed income securities, except for those held by Jackson National Life (which are carried at amortized cost), are carried at fair value with unrealized gains and losses being reflected in the profit and loss account. Fair value is based on market prices for listed securities and on quotations provided by external fund managers, brokers, independent pricing services or values determined by management for unlisted securities. Where reliable third party information is not available, the Group performs alternative valuation techniques, including discounted cash flow analysis, option-adjusted spread models, and enterprise valuation.

        Except to the extent of other than temporary impairments, movements in the fair value of Jackson National Life's bond portfolio do not impact shareholders' profits or funds. Impairments in the carrying value of individual bonds and other fixed income securities that are considered other than temporary are reflected as losses in profit or loss before tax. Among the factors considered is whether the decline in fair value results from a change in the quality of the security itself, or from a downward movement in the market as a whole, and the likelihood of recovering the carrying value based on the current and short term prospects of the issuer. Unrealized losses that are considered to be primarily the result of market conditions, such as increasing interest rates, unusual market volatility or industry-related events, and where the Group also believes there exists a reasonable expectation for recovery and, furthermore, has the intent and ability to hold the investment until maturity or the market recovers, are usually determined to be temporary.

Investment Returns

        Investment returns comprise investment income, realized gains and losses and changes in unrealized gains and losses, except for changes in unrealized gains and losses on debt securities held by Jackson National Life. These securities are carried in the balance sheet at amortized cost. For debt and other fixed interest securities held by Jackson National Life, purchase premiums and discounts are amortized based on the underlying investments' call or maturity dates and this amortization is included in investment returns. Realized gains and losses, including impairment charges, are recognized in income on the date of sale as determined on a specific identification basis for Jackson National Life and on an average cost basis elsewhere.

Deferred Acquisition Costs

        As is common with other insurers, Prudential incurs significant costs in connection with acquiring new insurance business. These costs, which vary with, and are primarily related to, the production of new business, are capitalized and amortized against margins in future revenues on the related insurance policies. The recoverability of the asset is measured and the asset is deemed impaired if the projected future margins are less than the carrying value of the asset. Management makes assumptions as to whether certain costs should be deferred or not and whether they will be offset by future margins on the policies. To the extent that the actual future margins differ from those anticipated, an adjustment to the carrying value of the deferred acquisition cost asset will be necessary.

        The deferral and amortization of deferred acquisition costs is of most relevance to the Group's reported profits for shareholder financed long-term business operations, principally Jackson National Life in the United States.

Deferred Tax

        Deferred tax assets and liabilities generally are recognized in accordance with the provisions of FRS 19 "Deferred Tax" ("FRS 19"). Prudential has chosen not to adopt the option available under FRS 19 of recognizing such assets and liabilities on a discounted basis to reflect the time value of money. Except as set out in FRS 19, deferred tax is recognized in respect of timing differences that have originated but not reversed by the balance sheet date. Deferred tax assets are recognized to the extent that they are regarded as recoverable, that is to the extent that, on the basis of all available evidence, it can be regarded as more likely than not there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted. The UK taxation regime applies separate rules to trading and capital profits and losses. The distinction between timing differences that arise from items of either a capital or trading nature may affect the recognition of deferred tax assets under FRS 19. Accordingly, for the balance sheet position at June 30, 2003, the possible tax benefit, which may arise from capital losses valued at approximately £1.7 billion, is sufficiently uncertain that it has not been recognized.

Derivative Financial Instruments

        Jackson National Life uses derivatives (primarily interest rate swaps) to hedge certain risks in conjunction with its asset/liability management program. As permitted by UK GAAP, earnings for Jackson National Life exclude the fair value of fluctuations on these derivative instruments including, in particular, those that are regularly used to manage risks associated with movements in interest rates. Under UK GAAP such derivatives are not required to be accounted for at fair value.

Other Features of UK GAAP Accounting that are of Particular Significance to an Understanding of Prudential's UK GAAP Results

        The other features that are of significance relate to the method of accounting for the assets and liabilities of the Group's with-profits funds.

        The future policyholder benefit provisions on conventional with-profits and other protection-type policies are calculated using the net premium method. The net premium method is calculated such that it would be sufficient at the outset of the policy to provide only for the discounted value of the original guaranteed death and maturity benefits. The provision is then calculated by subtracting the present value of future net premiums from the present value of future benefits (including vested bonuses) using a prudent discount rate. The net premium reserves are calculated using assumptions for interest, mortality, morbidity and expense, but without assumptions for withdrawals. These assumptions are determined as prudent best estimates at the date of valuation. The assumptions to which the estimation of the long-term business provision is particularly sensitive are the interest rate used to discount the provision and the assumed future mortality experience of policyholders. Interest rates used in establishing policyholder benefit provisions for conventional with-profits policies in the unaudited condensed consolidated interim financial statements range from 3.0% to 5.0%. The interest rates used in establishing policyholder benefit provisions for pension annuities in the course of payment are adjusted each period and ranged from 2.1% to 5.1% for half year 2003 and 2.4% to 5.4% for the year ended December 31, 2002. Mortality rates used in establishing policyholder benefit provisions are based on published mortality tables adjusted to reflect actual experience.

        For Prudential Assurance's (PAC) accumulating with-profits business, the provision is taken as the lower of:

  •
  the accumulated fund or the value at the bid price of the notional number of units allocated to policyholders, in both cases excluding final bonuses, and

  •
  the surrender or transfer value which, having regard to policyholders' reasonable expectations, would be payable at the valuation date,

or, if greater, the value of the guaranteed liabilities excluding final bonuses calculated on a gross premium bonus reserve method. For the purpose of calculating the liability using the bonus reserve method, the assumed interest rates range from 3.2% to 5.0%, while future reversionary bonuses are assumed to fall from current levels to zero at 1.5% per year. For unitized with-profits policies, the policyholder benefit provisions are based on the policyholder account balance.

        If actual experience differs from these assumptions, or the basis of preparation is altered, then the value of the liabilities would need to be adjusted.

        For with-profits business (including non-participating business of Prudential Annuities Limited, which is owned by the PAC with-profits fund), adjustments to liabilities and any related tax effects are recognized in the profit and loss account. However, except for any impact on the annual declaration of bonuses, shareholder profits for with-profits business and shareholders' funds would not be affected by adjustments to liabilities. This is because UK GAAP profits for with-profits business solely reflect up to one-ninth of the cost of bonuses declared for the year. Adjustments to the UK GAAP basis long-term business provision for the PAC with-profits fund would normally reflect changes that have also been reflected in the annual regulatory returns submitted to the FSA. Except to the extent of any second order effects on other elements of the regulatory returns, such changes can be expected to have a consequent effect on the excess of assets over liabilities of the fund for purposes of solvency calculations, and the related free asset ratio which is an indicator of the overall financial strength of the fund. Similar principles apply to the Group's Asian with-profits business.

Fund for Future Appropriations

        The excess of assets over liabilities (including long-term business provision) of the Group's long-term with-profits funds are retained within the fund for future appropriations and excluded from equity. Similarly excesses and deficits of net income over the UK basis surplus for distribution to policyholders and shareholders are transferred to, or from, the fund for future appropriations.

        Changes to the level of the fund for future appropriations do not directly impact shareholders' results or funds. After allowing for differences in the basis of preparation of UK GAAP and UK regulatory returns, movements in the level of the fund for future appropriations are broadly indicative of movements in the excess of regulatory basis assets over liabilities of the fund. In turn, movements in this excess as a proportion of liabilities are indicative of changes in the financial strength of the fund. Differences in the basis of preparation of UK GAAP and UK regulatory returns arise principally from the treatment of certain regulatory basis liabilities, such as mismatching reserves (that are accounted for as reserves within the fund for future appropriations), recognition of deferred acquisition costs for UK GAAP, and asset valuation differences and admissibility deductions reflected in regulatory returns.

Profits Recognition

        Prudential's results include an annual profit distribution to shareholders from long-term with-profits funds that represents an amount of up to one-ninth of the cost of that year's bonus declarations to policyholders. The distribution corresponds directly to the post-tax modified statutory basis profit for with-profits business. The boards of directors of the subsidiary companies that have with-profits operations, using the advice of their appointed actuary, determine the amount of annual and final bonuses to be declared each year on each group of contracts.

Fair Value of Assets

        Changes in the fair value of assets of Prudential's long-term with-profits funds will primarily be reflected in the excess of assets over liabilities recorded under UK GAAP as the fund for future appropriations. Shareholders' profits from with-profits business and shareholders' funds are not directly impacted by movements in the fair values of the assets. However, current investment performance is a factor that is taken into account in the setting of the annual declaration of bonuses which, in turn, affects UK shareholder profits to the extent of one-ninth of the cost of bonus.

        Changes in the fair value of assets of unit-linked (separate account) funds are normally accompanied by a matching change in unit-linked business liabilities that is also recognized in the profit and loss account.

Investment Returns

        For with-profits business, investment returns together with other income and expenditure are recorded within the profit and loss account. However, the difference between net income of the fund and the cost of bonuses and related statutory transfers is reflected in an amount transferred to or from the fund for future appropriations within the profit and loss account. Except to the extent of current investment returns being taken into account in the setting of the bonus policy, the investment returns of the with-profits funds in a particular year do not affect shareholder profits from with-profits funds.

Overview of Consolidated Results

        The following table shows Prudential's consolidated total profit on ordinary activities for the periods indicated:

	Six Months Ended June 30,
	2003	2002
	(In £ Millions)
Operating profit before amortization of goodwill and tax (based on longer-term investment returns)
Continuing operations:
UK and Europe operations	148	248
US operations	86	150
Asian operations	24	5
Group activities	(86)	(86)

Operating profit before amortization of goodwill and tax (based on longer-term investment returns)	172	317
Amortization of goodwill	(49)	(49)
Short-term fluctuations in investment returns	72	(152)
Profit on sale of UK personal lines property and casualty insurance business	—	355

Total profit on ordinary activities before tax	195	471
Tax on profit on ordinary activities
Tax on operating profit before amortization of goodwill	(52)	(90)
Tax on items excluded from operating profit before amortization of goodwill	(9)	40

Total tax on profit on ordinary activities	(61)	(50)

Profit on ordinary activities after tax before minority interests	134	421
Minority interests	5	1

Profit on ordinary activities after tax and minority interests	139	422

Profit Before Tax

        Total profit on ordinary activities before tax in the first half of 2003 was £195 million compared with £471 million in the first half of 2002. This decline principally reflected lower operating profit and the impact of the profit on the sale of UK general insurance operations that was recorded in the first half of 2002 (£355 million), offset by improvements in short-term fluctuations in investment returns.

Profit After Tax

        Profit after tax before minority interests in the first half of 2003 was £134 million compared with £421 million in the first half of 2002. The decline reflects the movement in the profit before tax in those periods and effective tax rates of 31% in the first half of 2003 and 11% in the first half of 2002. The 2002 tax charge benefited from the utilization of capital losses available to the Group.

UK and Europe Operations

        As discussed in Note 2 to the consolidated interim financial statements, operating segment information for 2002 has been restated to reflect a change in operating segment structure that was made in 2003, namely, the amalgamation of the Group's UK and Europe Insurance Operations. This realignment is consistent with how the Group manages its business and the markets it serves. Prudential's UK and Europe operations are structured into three business units, each focussing on its respective target customer markets, namely, UK and Europe Insurance Operations, M&G and Egg. Egg plc is a quoted UK company, 79% owned by the Group.

        The following table shows operating profit before amortization of goodwill and tax, for the periods indicated.

	Six Months Ended June 30,
	2003	2002
	(In £ Millions)
UK and Europe Insurance Operations long-term business	133	213
M&G	38	34
Egg	(23)	1

Total operating profit before amortization of goodwill and tax	148	248

        Operating profit from UK and Europe Insurance Operations long-term business in the first half of 2003 was £133 million, £80 million lower than the £213 million recorded in the first half of 2002. This reflected a reduction of £76 million due to previously announced lower with-profits bonus rates as a result of lower than expected investment returns in prior periods.

        M&G's operating profit of £38 million in the first half of 2003 was £4 million higher than in the first half of 2002, despite the FTSE All-Share Index averaging 25% less in the first half of 2003 compared to the same period in 2002 leading to lower gross revenues. M&G increased its profit due to the diversified nature of its revenues, a growing contribution from its market leading fixed income business, strong net sales and effective cost control.

        Egg recorded an operating loss of £23 million in the first half of 2003 compared to a profit of £1 million in the first half of 2002. This was due to higher interest income of £201 million, compared to £154 million in the first half of 2002, being offset by higher expenses of £224 million, compared to £153 million in the first half of 2002. Higher expenses reflected Egg's continuing investment in its French operations.

  Discontinued Operations

        In November 2001, Prudential agreed to transfer its personal lines property and casualty insurance business to Winterthur Insurance and its UK subsidiary, the Churchill Group. The sale was completed on January 4, 2002, for a consideration of £353 million. After allowing for the costs of the sale and other related items, the profit on sale recorded in the 2002 results was £355 million before tax.

US Operations

        Prudential's principal US operations are its US insurance company, Jackson National Life, which includes Jackson Federal Bank, and PPM America, its US internal and institutional fund manager.

        The following table shows operating profit before amortization of goodwill and tax for the periods indicated.

	Six Months Ended June 30,
	2003	2002
	(In £ Millions)
Jackson National Life	77	140
PPM America	9	10

Total operating profit before amortization of goodwill and tax	86	150

        Operating profit of £86 million in the first half of 2003 was £64 million lower than in the first half of 2002. The decline principally reflects increased averaged realized bond losses, higher deferred acquisition cost (DAC) amortization, reduced fee income and development costs at Curian Capital, LLC, a registered investment advisor providing fee-based managed account business. In addition, the US results are translated into pounds sterling at the average exchange rates for the relevant periods. The US dollar to pounds sterling average rates were 1.61 and 1.44 for the periods ended June 30, 2003 and June 30, 2002, respectively. If a constant exchange rate had been applied the decline would have been less marked.

Asian Operations

        Prudential is Europe's leading life insurer in Asia with 23 operations in 12 countries across the region. As recently as 1994, Prudential's presence in Asia was confined to Singapore, Hong Kong and Malaysia.

	Six Months Ended June 30,
	2003	2002
	(In £ Millions)
Operating profit before amortization of goodwill and tax	24	5

        Operating profit in the first half of 2003 was £24 million, an increase of £19 million from the first half of 2002. The increase was primarily due to higher operating profits in the more established life operations (Singapore, Hong Kong and Malaysia). These profits were partially offset by losses at some of the newer operations as these operations continue to build scale.

Group Activities

        Operating results from Group Activities represent investment income on centrally retained shareholder funds, interest expense on Group core borrowings and central corporate expenditure relating to the UK and Asian head offices.

	Six Months Ended June 30,
	2003	2002
	(In £ Millions)
Operating loss before amortization of goodwill and tax	(86)	(86)

        The operating loss for Group Activities of £86 million in the first half of 2003 was in line with the first half of 2002.

Geographic Analysis by Nature of Income and Expense

        The following table shows Prudential's consolidated total profit on ordinary activities before amortization of goodwill, tax and minority interests for the periods indicated:

	Six Months Ended June 30,
	2003	2002
	(In £ Millions)
Long-term business:
Gross premiums	7,301	8,326
Reinsurance	(147)	(74)

Earned premiums	7,154	8,252

Investment returns (based on longer-term business)	6,458	(976)
Expenses	(827)	(822)
Taxation within long-term business funds	(164)	229
Benefits and claims	(10,242)	(10,340)
Transfers (to) from the fund for future appropriations	(2,211)	3,902

Shareholders' profit after tax before amortization of goodwill and minority interests	168	245
Add back: tax on shareholders' profit	66	113

Shareholders' profit from long-term business	234	358

Other operations:
Broker dealer and fund management	47	44
UK banking	(23)	1
Other income and expenditure	(86)	(86)

Shareholders' profit from other operations before amortization of goodwill, tax and minority interests	(62)	(41)

Total operating profit before amortization of goodwill, tax and minority interests (based on longer-term investment returns)	172	317

Gross Premiums

	Six Months Ended June 30,
	2003	2002
	(In £ Millions)
Long-term business:
United Kingdom and Europe	3,803	4,423
United States	2,604	3,048
Asia	894	855

Total	7,301	8,326

        Gross premiums totalled £7,301 million in the first half of 2003, a reduction of 12% over the first half of 2002.

        In the United Kingdom and Europe, gross premiums in the first half of 2003 were 14% below levels reported in the first half of 2002 (£3,803 million compared to £4,423 million) largely due to the reduction in sales of with-profits bonds.

        In the United States, gross premiums in the first half of 2003 were £2,604 million, 15% below premiums in the first half of 2002 of £3,048 million. This reduction was due to lower levels of stable value business, reflecting JNL's increased focus on retail sales. In addition, the pound weakened against the dollar by some 11% from the average rate of 1.44 dollars to the pound for the period ended June 30, 2002, to 1.61 dollars to the pound for the period ended June 30, 2003.

        In Asia, gross premiums increased by 5% in the first half of 2003 to £894 million compared to £855 million in the first half of 2002. This was largely due to stronger sales in Hong Kong and Taiwan.

Investment Returns

	Six Months Ended June 30,
	2003	2002
	(In £ Millions)
Long-term business:
United Kingdom and Europe	5,518	(1,845)
United States	619	702
Asia	321	167

Total	6,458	(976)

        The investment return for shareholder financed businesses, principally the operations in the United States, shown above represented longer-term investment returns. For other businesses, investment returns represented income and realized and unrealized investment appreciation.

        Total investment returns of positive £6,458 million in the first half of 2003 compared to investment losses of £976 million reported in the first half of 2002. This primarily reflected stronger investment returns in the United Kingdom and Europe.

        In the United Kingdom and Europe, investment returns of £5,518 million in the first half of 2003 compared to investment losses of £1,845 million in the first half of 2002. The investment return primarily represented the positive return on the assets supporting the with-profits fund. During the first six months of 2003 the PAC with-profits fund earned a return of positive 6.7%, compared with the 4.5% return on the FTSE 100 share-index. This compares with a return on the long-term fund of negative 8.1% for the 2002 full year and negative 2.6% for the comparative period in 2002. At June 30, 2003, 32% of PAC's assets were invested in UK equities, 13% in overseas equities, 34% in fixed maturities, 17% in real estate, and 4% in cash and other assets.

        In the United States, investment returns of £619 million in the first half of 2003 were £83 million lower than in the first half of 2002 principally due to adverse foreign exchange rate movements.

        In Asia, investment returns increased from £167 million in the first half of 2002 to £321 million in the first half of 2003. The increase mainly reflected higher unrealized gains following the strengthening of investment markets in Singapore.

Expenses

	Six Months Ended June 30,
	2003	2002
	(In £ Millions)
Long-term business:
United Kingdom and Europe	(512)	(546)
United States	(89)	(56)
Asia	(226)	(220)

Total	(827)	(822)

        Total expenses of £827 million were incurred in the first half of 2003, 1% higher than the £822 million incurred in the first half of 2002.

        In the United Kingdom and Europe, expenses in the first half of 2003 were £512 million compared to £546 million in the first half of 2002. The reduction in expenses mainly reflected reduced commission on lower sales levels and progress made towards targeted cost savings announced in 2001.

        In the United States, expenses of £89 million in the first half of 2003 compared with £56 million incurred in the first half of 2002. This increase primarily represented higher levels of amortization of deferred acquisition costs and development costs at Curian Capital, LLC.

        In Asia, expenses in the first half of 2003 were £226 million, in line with the £220 million incurred in the first half of 2002.

Benefits and Claims

	Six Months Ended June 30,
	2003	2002
	(In £ Millions)
Long-term business:
United Kingdom and Europe	(6,397)	(6,060)
United States	(3,019)	(3,504)
Asia	(826)	(776)

Total	(10,242)	(10,340)

        Benefits and claims represent payments, including terminal bonuses, to policyholders in respect of maturities, surrenders and deaths, plus the change in technical provisions (which primarily represents the movement in amounts owed to policyholders).

        Total benefits and claims fell by £98 million in the first half of 2003 to £10,242 million compared to £10,340 million in the first half of 2002.

        In the United Kingdom and Europe, benefits and claims increased from £6,060 million in the first half of 2002 to £6,397 million in the first half of 2003. While payments to policyholders in the first half of 2002 and 2003 were relatively stable at £4,187 million and £4,304 million respectively, the change in long-term technical provisions increased from £1,873 million in the first half of 2002 to £2,093 million in the first half of 2003.

        In the United States, benefits and claims decreased from £3,504 million in the first half of 2002 to £3,019 million in the first half of 2003. This movement reflected a 10% decrease in death benefits, maturities and surrenders of deposit products from £1,787 million in the first half of 2002, to £1,617 million in the first half of 2003. In addition, the change in technical provisions fell from £1,717 million to £1,402 million.

        In Asia, benefits and claims increased by 6% to £826 million in the first half of 2003 compared to £776 million in the first half of 2002. This increase reflected a 14% increase in the change in long-term technical provisions, offset by an 11% fall in claims.

Transfer (to) from the Fund for Future Appropriations

	Six Months Ended June 30,
	2003	2002
	(In £ Millions)
Long-term business:
United Kingdom and Europe	(2,098)	3,904
Asia	(113)	(2)

Total	(2,211)	3,902

        The transfer to the fund for future appropriations in the United Kingdom in the first half of 2003 was £2,098 million compared to £3,904 million being transferred from the fund for future appropriations in the first half of 2002, an increase of £6,002 million. The increase predominantly reflects the improving return on the assets supporting the with-profits fund which earned a return of 6.7% during the first six months of 2003 compared with negative 2.6% for the comparative period in 2002.

        In Asia, there was a transfer to the fund for future appropriations of £113 million in the first half of 2003 compared with £2 million in the first half of 2002. This was primarily due to stronger investment returns in Singapore.

US GAAP Analysis

        Prudential's unaudited condensed consolidated interim financial statements have been prepared in accordance with UK GAAP, which differs in certain material respects from US GAAP.

        The most significant difference in the results of operations between UK GAAP and US GAAP is the treatment of the with-profits business.

        Under UK GAAP, profit attributable to shareholders in respect of Prudential's with-profits business reflects up to one-ninth of the value of bonuses paid to policyholders. To the extent the annual earnings of the with-profits fund exceed policyholder bonuses and related shareholder distributions, this excess is added to the fund for future appropriations by a charge to the profit and loss account. However, to the extent the annual earnings of the with-profits fund are less than policyholder bonuses and related shareholder distributions, the shortfall is transferred from the fund for future appropriations.

        Under US GAAP, the impact of pre-bonus operating results within the with-profits fund is reflected in net income in the period in which it occurs. However, 90% of these results are allocated to with-profits policyholders by a charge to net income. The residual 10% interest is allocated to shareholders.

        This treatment of Prudential's with-profits fund under US GAAP causes profits attributable to shareholders to be strongly influenced by annual investment returns, particularly on equities. Annual investment returns include unrealized gains and losses and, accordingly, these returns and shareholders' profits are subject to considerable volatility in the US GAAP figures.

        Other material differences between UK GAAP and US GAAP results include the method of deferral and amortization of acquisition costs, the accounting for certain investments and derivative instruments, revenue and claims recognition on investment-type contracts, the measurement of and changes in policyholder benefit and dividend liabilities, and the accounting for deferred income tax.

US GAAP Critical Accounting Policies

        Although there are a number of differences between accounting policies under UK GAAP and US GAAP, the critical accounting policies under US GAAP are the provision for policy liabilities and the treatment of the with-profits business.

Provision for Policy Liabilities

        The concept of providing for policy liabilities is consistent with that under UK GAAP, in that the liabilities are estimated using actuarial methods based on assumptions about premiums, interest rates, investment returns, expenses, mortality and surrenders. However, the underlying classification of policies, reserving methodology and assumptions are different. If actual results differ from the assumptions used then the value of the liabilities would need to be adjusted.

        For unitized with-profits life insurance and other investment-type policies, the liability is represented by the policyholders' account balances before any applicable surrender charges. Policyholder benefit liabilities for conventional with-profits life insurance and other protection-type insurance policies are developed using the net level premium method, with assumptions for interest, mortality, morbidity, withdrawals and expenses using best estimates at the date of policy issue plus provisions for adverse deviation based on group experience. Interest assumptions range from 0.736% to 12%. When the policyholder benefit liability plus the present value of expected future gross premiums are insufficient to provide for expected future policy benefits and expenses, using current best assumptions, deferred acquisition costs are written down and/or a deficiency liability is established by a charge to earnings.

        The impact of changes would depend upon whether or not the liabilities being adjusted are for the with-profits business, non-participating business of Prudential Annuities Limited (which is owned by the Prudential Assurance long-term fund) or shareholder financed long-term business operations.

        For with-profits business, adjustments to liabilities and any related tax effects, are recognized in the income statement. However, an amount equal to nine-tenths of the related increase or decrease in pre-bonus earnings of the with-profits fund is transferred to or from the Undistributed Policyholder Allocation and charged or credited to the income statement. US GAAP shareholder profits are therefore only affected to the extent of one-tenth of the change in liabilities.

        This effect also applies to changes in liabilities of Prudential Annuities Limited. To the extent that movements in liabilities are recorded in Other Comprehensive Income as shadow adjustments to the income statement under Statement of Financial Accounting Standard No. 115 ("Accounting for certain investments in debt and equity securities", (FAS 115)), an amount equal to nine-tenths of the movement is recognized within Other Comprehensive Income as a consequential change to the Undistributed Policyholder Allocation. Net movements on Other Comprehensive Income for this item will therefore reflect only one-tenth of the gross change.

        For shareholder financed long-term business operations, other than for exchange translation effects, changes to policy liabilities will be directly reflected in net income and shareholders' equity.

Treatment of With-Profits Business

        Under UK GAAP, the shareholders' profit in respect of with-profits business represents an amount of up to one-ninth of the value of that year's bonus declaration to policyholders. As a consequence, current year amounts in respect of premiums, investment returns and operating expenses do not have an effect on the profit attributable to shareholders in that year. Consistent with this treatment, as mentioned in "—UK GAAP Critical Accounting Policies", amounts retained within with-profits funds are accounted for within the fund for future appropriations.

        For US GAAP purposes, the provision for the policyholders' share of earnings on with-profits business charged to income represents 90% of the current year's pre-bonus earnings, before income taxes. As a result, reported profit is directly impacted by current year amounts in respect of premiums, investment returns and operating expenses. As investments of with-profits operations are accounted for on a trading basis, the shareholders' 10% share of the pre-bonus earnings is likely to be highly volatile from year to year as a result of the vagaries of market returns, irrespective of underlying long-term performance.

Investment Returns

        Except primarily for Jackson National Life and UK annuity business (other than with-profits), all investment returns for long-term insurance business are accounted for on a trading basis. Accordingly, investment returns reported in the income statement include unrealized gains and losses. This reflects the fact that policyholder benefits, in particular for with-profits business, include the impact of unrealized appreciation over time through the bonus mechanism.

Impairment of Assets

        The Group conducts regular impairment reviews in respect of those investment securities held on an available for sale basis. The Group considers indicators, such as serious downgrades in credit ratings, breach of covenants or failure to make interest payments, that may suggest that interest and principal may not be paid in full. Any impairment losses that are not considered temporary are recognized in the profit and loss account. In assessing the securities' fair value for impairment testing purposes, where third party information is not available, the Group performs alternative valuation techniques including discounted cash flow analysis, option-adjusted spread models and enterprise valuation.

        Among the factors considered are whether the decline in fair value results from a change in the quality of the security itself, or from a downward movement in the market as a whole, and the likelihood of recovering the carrying value based on the current and short term prospects of the issuer. Unrealized losses that are considered to be primarily the result of market conditions, such as increasing interest rates, unusual market volatility or industry-related events, and where the Group also believes there exists a reasonable expectation for recovery and, furthermore, has the intent and ability to hold the investment until maturity or the market recovers, are usually determined to be temporary.

Deferred Acquisition Costs

        Commissions, salesforce direct costs and costs associated with policy issue and underwriting that vary with and are primarily related to the production of new and renewal contracts are deferred. Deferred acquisition costs are regularly evaluated for recoverability and amounts determined not to be recoverable are charged to income. Deferred acquisition costs for conventional with-profits life insurance and other protection-type insurance policies are amortized in relation to premium income using assumptions consistent with those used in computing policyholder benefit provisions. Deferred acquisition costs for unitized with-profits life insurance and investment-type policies are amortized in relation to expected gross profits. Expected gross profits are evaluated regularly against actual experience and revised estimates of future gross profits and amortization are adjusted for the effect of any changes. Deferred acquisition costs associated with internally replaced policies are written off in the year replacement occurs and the incremental commissions and selling costs of the replacement contract are capitalized and amortized over the life of the replacement policy.

        The deferral and amortization of deferred acquisition costs is of most relevance to the Group's reported profits for shareholder financed long-term business operations, principally Jackson National Life in the United States. For shareholder financed long-term business operations the full accounting impact of deferring and amortizing DAC is taken to net income.

        For with-profits funds, the shareholder impact of the accounting policy for acquisition costs is limited to 10% of the direct income statement and balance sheet effect due to 90% of the excess of US GAAP basis assets (including deferred acquisition costs) over liabilities in the funds being allocated to the Undistributed Policyholder Allocation. Accordingly, after this allocation, income before tax includes effectively only 10% of the amortization of deferred acquisition costs and shareholders' equity includes effectively only a 10% shareholder interest in the balance sheet value of deferred acquisition costs.

Deferred Income Tax

        Deferred taxes are provided under the liability method for all temporary differences except for undistributed earnings of foreign subsidiaries that are not expected to be remitted for an indefinite period. Deferred tax assets are recognized subject to adjustment for valuation allowances when it is more likely than not that the underlying tax benefit will not be realized.

Derivatives and Financial Instruments

        Under US GAAP, derivatives and financial instruments may only be accounted for as hedges where they are appropriately documented and comply with the strict criteria required by FAS 133. Derivative financial instruments held by the Group's with-profits operations are generally entered into for the purposes of efficient portfolio management rather than as hedges. Consistent with the accounting treatment of other investment assets of with-profits funds, the movements in the fair value of derivative financial instruments are recognized in the income statement with shareholders' net income reflecting, as part of the 10% of pre-bonus earnings of the fund, 10% of the movement in the values of the derivative instruments.

        For the Group's shareholder financed long-term business operations, principally Jackson National Life, which accounts for investments under FAS 115 on an available-for-sale basis, the impact of temporary movements in the values of investments are recorded in Other Comprehensive Income. However, although Jackson National Life uses derivative financial instruments (primarily interest rate swaps) to hedge certain risks in conjunction with its asset/liability program, it has elected not to incur the costs of restructuring its derivative contracts, segregating investment portfolios and adding the systems personnel required to qualify for hedge accounting treatment on an ongoing basis. Accordingly, value movements on its derivative financial instruments are recognized in income while the largely offsetting changes in fair value of hedged instruments are reflected as an adjustment to equity as unrealized gains and losses.

Scottish Amicable Insurance Fund (SAIF)

        In order to reflect the ring-fenced nature of the closed block fund SAIF, both UK and US GAAP net income record a nil post-tax result. For UK GAAP, a nil pre-tax result is also recorded, reflecting the sole interest of SAIF policyholders in the performance of the fund. However, as SAIF is accounted for as separate account business under US GAAP it is necessary for a pre-tax shareholder result to be recorded. The amount of this result is equal and opposite to the amount of the tax charge borne by SAIF.

Changes in Net Income on Application of US GAAP

        The following table analyzes the adjustments to consolidated profit and loss in accordance with UK GAAP on application of US GAAP for the operations and periods indicated.

	Six Months Ended June 30,
	2003	2002
	(In £ Millions)
Consolidated profit and loss in accordance with UK GAAP	139	422

US GAAP adjustments:
With-profits fund	177	(321)
Other operations	(16)	(78)

	161	(399)

Net income in accordance with US GAAP	300	23

Comprising:
Net income (loss) from continuing operations after minority interests	264	(274)
Net income from discontinued operations including profit on sale of German life business and UK personal lines property and casualty insurance business	36	297

	300	23

        On a US GAAP basis, consolidated net income of £300 million was considerably higher than consolidated net income of £23 million reported in the first half of 2002. Consolidated net income on a US GAAP basis for the first half of 2003 was £161 million higher than consolidated profit under UK GAAP, and for the first half of 2002 was £399 million less than consolidated profit under UK GAAP. The US GAAP adjustments to UK GAAP consolidated profit and loss in respect of the with-profits fund totalled an increase of £177 million in the first half of 2003 and a reduction of £321 million in the first half of 2002. The table below analyzes the shareholders' 10% interest in the adjustments to the with-profits fund's results, as reflected above.

	Six Months Ended June 30,
	2003	2002
	(In £ Millions)
US GAAP adjustments:
Land and buildings	9	14
Investment securities	(25)	(13)
Revenue and expense recognition	(14)	(14)
Deferred acquisition costs	5	13
Policy liabilities	24	(2)
Movement in UK basis excess of assets over liabilities	195	(326)
Other	(4)	6
Deferred tax effect of the above adjustments	(13)	1

	177	(321)

        The increase in the US GAAP adjustment for movement in the UK basis excess of assets over liabilities (represented by the transfer to or from the fund for future appropriations) from a negative amount of £326 million in the first half of 2002, to a positive amount of £195 million in the first half of 2003, primarily reflected stronger investment returns in the first half of 2003.

        Other effects on the accounting for the income and expenditure of the with-profits fund on a US GAAP basis are:

  •
  exclusion of the unrealized appreciation for land and buildings and inclusion of depreciation on buildings;

  •
  exclusion of the unrealized appreciation/depreciation for securities classified as available for sale; and

  •
  adjustments to income recognition, deferred acquisition costs and insurance liabilities.

        The following table analyzes the US GAAP adjustments for other operations.

	Six Months Ended June 30,
	2003	2002
	(In £ Millions)
Business acquisitions and investments in associates	45	49
Investment securities	(90)	(22)
Revenue and expense recognition	(76)	(31)
Deferred acquisition costs	49	28
Policy liabilities	32	40
Pension plans	(9)	9
Derivative instruments	(37)	(69)
Equalization provision	—	(40)
Profit on disposal of German life business	38	—
Deferral of gains on sale of UK personal lines property and casualty insurance business	—	(21)
Other	(5)	(2)
Accounting for income taxes	—	(13)
Deferred tax effect of the above adjustments	37	(6)

	(16)	(78)

        The US GAAP adjustments for business acquisitions and investments in associates reflect the adoption of Statement of Financial Accounting Standard No. 142, "Goodwill and Other Tangible Assets". Under FAS 142, amortization relating to goodwill and other indefinite lived intangible assets is discontinued. However, these assets are subject to an impairment test at least annually and any impairments are charged to net income. Prior to January 1, 2002, the US GAAP adjustment for business acquisitions and investments in associates primarily reflected the amortization of goodwill on acquisitions made prior to 1999. Under UK GAAP, goodwill for acquisitions up to 1998 has been charged to equity in the year of acquisition.

        Under UK GAAP, upon disposal of the UK personal lines property and casualty insurance business in 2002, equalization provisions of £40 million were released increasing the gain on disposal. These equalization provisions were not carried under US GAAP and therefore the gain concerning the provision was reversed.

        In conjunction with the transfer of this business to Winterthur Insurance and the Churchill group, its UK subsidiary, the Company reinsured its in force contracts. Under US GAAP, in accordance with Statement of Financial Accounting Standard No. 113 "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts", the deferral of gains on the sale reflected profit margins in the unearned premium reserve that emerged after the June 30, 2002, balance sheet date. These gains have since been released.

        Prudential sold its German life business to Canada Life Financial Corporation (Canada Life) for £82 million on January 1, 2003. Under UK GAAP, the profit on disposal was £2 million. Under US GAAP, because the net assets of the German business were lower, the profit on disposal was £40 million. The difference in net assets between the two accounting bases arose due to different policy liability and deferred acquisition cost values, and the deferral and matching of premiums and policy charges relating to future periods in relation to the future expected benefits under US GAAP.

Changes in Shareholders' Funds on Application of US GAAP

        The following table shows the adjustments in shareholders' funds from UK GAAP to consolidated shareholders' equity under US GAAP for the operations and periods indicated.

	June 30, 2003	December 31, 2002
	(In £ Millions)
Shareholders' funds in accordance with UK GAAP	3,667	3,668
US GAAP adjustments:
With-profits fund	784	599
Other operations	865	611

	1,649	1,210

Shareholders' equity in accordance with US GAAP	5,316	4,878

        Shareholders' equity was greater under US GAAP than UK GAAP at June 30, 2003, and at December 31, 2002, respectively, by £1,649 million and £1,210 million. The increased equity in respect of with-profits business was £784 million at June 30, 2003, and £599 million at December 31, 2002. This difference predominantly reflected the attribution to shareholders of a 10% interest in the excess of assets over liabilities held within the fund.

        The following table analyzes the shareholders' 10% interest in the adjustments to the with-profits fund as reflected above.

	June 30, 2003	December 31, 2002
	(In £ Millions)
US GAAP adjustments:
Land and buildings	(396)	(404)
Revenue and expense recognition	(155)	(150)
Deferred acquisition costs	150	148
Policy liabilities	282	287
UK basis excess of assets over liabilities	917	723
Recognition of pension scheme minimum liability	(110)	(118)
Other	99	99
Deferred tax effect of the above adjustments	(3)	14

	784	599

        Under UK GAAP, the excess of assets over liabilities within the with-profits fund is not allocated between policyholders and shareholders. Under US GAAP, shareholders are credited with a 10% interest in the adjusted excess of assets over liabilities. The movement in the excess from December 31, 2002, to June 30, 2003, is primarily due to positive investment performance within the with-profits fund during the period.

        The other main effects on the accounting for the assets and liabilities in the with-profits fund are:

  •
  writedown of land and buildings values from market value to depreciated historic cost;

  •
  adjustments to revenue and expense recognition, deferred acquisition costs and insurance liabilities, and

  •
  the recognition of a pension scheme minimum liability.

        The following table analyzes US GAAP adjustments to shareholders' interests in other operations.

	June 30, 2003	December 31, 2002
	(In £ Millions)
Business acquisitions	410	366
Investment securities	1,886	732
Revenue and expense recognition	(743)	(670)
Deferred acquisition costs	(316)	128
Policy liabilities	291	310
Pension plans	255	264
Recognition of pension scheme minimum liability	(319)	(346)
Shareholder dividend liability	106	341
Derivative instruments	(519)	(495)
Profit on disposal of German life business	38	—
Other	(1)	(25)
Deferred income tax of the above adjustments	(223)	6

	865	611

        For other operations, shareholders' equity on a US GAAP basis exceeded that on a UK GAAP basis by £865 million at June 30, 2003, and £611 million at December 31, 2002.

        The principal reasons for the increases in consolidated shareholders' equity under US GAAP compared to consolidated shareholders' funds under UK GAAP are:

  •
  capitalization of goodwill and discontinuance of goodwill amortization under FAS 142 (subject to any impairments that may arise),

  •
  elimination of the UK basis accrual for the dividend for the period, and

  •
  inclusion of Jackson National Life's fixed income security portfolio on an available-for-sale basis, with related shadow deferred acquisition cost adjustments; under UK GAAP, the securities are carried on an amortized cost basis.

        Partially offsetting these items are the effect of the implementation of FAS 133 on the carrying value of derivative instruments and the recognition of a pension scheme minimum liability.

New US Accounting Pronouncements

        Several new US accounting standards were issued during 2002 and 2003 that are pertinent to Prudential's US GAAP consolidated financial statements. These are discussed in detail in Note 8 to Prudential's consolidated interim financial statements.

Liquidity and Capital Resources

        Prudential operates a central treasury function, which has overall responsibility for managing the Group's capital funding, as well as its cash and liquidity positions. Prudential arranges the financing of each of its subsidiaries, except Egg, primarily by raising external funds either at the Prudential parent company level (including through finance subsidiaries whose obligations the parent company guarantees) or at the operating company level. Egg has its own treasury function to manage its cash and liquidity positions.

Liquidity Requirements

        The parent company's principal cash requirements are the payment of dividends to shareholders, the servicing of debt, the payment of Group activity expenses and the acquisition of and investment in businesses.

        In the first half of 2003, the parent company paid the 2002 final dividend to shareholders, which amounted to £341 million. The 2001 final dividend paid in the first half of 2002 amounted to £332 million.

        Debt service costs paid in the first half of 2003 were £76 million, little altered from the £71 million paid in the first half of 2002.

        In the first half of 2003, Group activity expenses totalled £30 million compared to £25 million in the first half of 2002.

        No acquisitions were made in the first half of 2003 or 2002, but £91 million and £93 million were invested in existing operations respectively, principally to satisfy solvency requirements.

Liquidity Sources

        The parent company's principal sources of cash are dividends, loans and interest received from operating subsidiaries, proceeds from borrowings, the sale of businesses and recourse to the equity markets.

        In the first half of 2003, the parent company received cash of £286 million from The Prudential Assurance Company Limited, the Group's main UK operating company, in respect of the statutory profit transfer from the long-term business fund in respect of the year 2002. The parent company also received dividends and loans of £40 million from M&G and £26 million from Asia. In the first half of 2002, the parent company received cash of £324 million from The Prudential Assurance Company Limited. In the same period, the parent company received dividends and loans of £95 million from M&G and of £25 million from Asia, together with interest of £19 million from Jackson National Life.

        In the first half of 2002, the parent company received £386 million resulting from the sale of the Group's UK personal lines property and casualty insurance business.

Borrowings

        Core structural borrowings of shareholder financed operations were £2,626 million at June 30, 2003, compared with £2,452 million at December 31, 2002. Within this total, the parent company and finance subsidiaries had core structural borrowings of £2,474 million outstanding at June 30, 2003, including £23 million floating rate guaranteed loan notes due to mature in 2004, US$250 million (£152 million) of bonds due to mature in 2005 and £150 million of bonds due to mature in 2007. The remaining outstanding borrowings are due to mature in more than five years. Also at June 30, 2003, the parent company and finance subsidiaries held net cash and short-term investments of £364 million, compared with £226 million at December 31, 2002.

        Accordingly, net core structural borrowings increased by £36 million from £2,226 million at December 31, 2002 to £2,262 million at June 30, 2003.

        In the first half of 2003 Prudential issued US$1 billion deeply subordinated perpetual capital securities in Asia. The coupon on the bond was 6.5% which has now been swapped into floating rate payments at 3 month US$ LIBOR + 80 basis points. The proceeds of the issue have been mainly used to refinance existing senior debt, primarily commercial paper.

Credit Facilities and Recourse to the Equity Markets

        Prudential has in place an unlimited global commercial paper program. At June 30, 2003 commercial paper of £1,404 million was in issue under this program. Prudential also has in place a £5,000 million medium term note program. At June 30, 2003, £435 million and €500 million of hybrid debt, as well as US$12 million and €20 million of senior debt, were outstanding under this program. As mentioned earlier, Prudential also had US$1 billion of deeply subordinated perpetual capital securities outstanding as at June 30, 2003, which were issued on a standalone basis.

        In addition, the parent company has access to £1,300 million committed revolving credit facilities, to £500 million committed securities lending liquidity facilities, and to £350 million uncommitted credit facilities. There have been no drawdowns under the committed facilities since inception, and there were no amounts outstanding under either the committed or the uncommitted facilities at June 30, 2003.

        The above programs and facilities are all available for general corporate purposes and to support the liquidity needs of Prudential. Prudential anticipates that these programs and facilities are sufficient to meet foreseeable requirements to support shareholders' existing operations and to cover interest and dividend payments. However, to meet all of its strategic objectives, such as the funding of potential future acquisitions, Prudential may need to raise further financing which might include recourse to the equity markets. Prudential aims to maintain an appropriate debt to equity ratio.

Consolidated Cash Flows

        The consolidated statement of cash flows prepared under UK GAAP and included in Prudential's consolidated interim financial statements includes only the cash flows in respect of Prudential's shareholders' businesses. Cash flows resulting from activity within the with-profits fund are excluded because UK GAAP requires that insurance companies include cash flows in respect of long-term business only to the extent that cash is transferred to shareholders and is available to meet the obligations of Prudential as a whole. In the case of UK long-term business, this amount represents the profit after tax allocated to shareholders.

        The discussion that follows is based on the consolidated statement of cash flows prepared under US GAAP presented in Note 8 to Prudential's consolidated interim financial statements, which includes all of the cash flows of Prudential, including those of the with-profits fund.

        Net cash provided by operating activities was £2,373 million in the first half of 2003 compared with £960 million in the first half of 2002.

        Net cash used for investing activities in the first half of 2003 was £2,529 million compared with £3,922 million in the first half of 2002. Cash used to purchase investments exceeded proceeds from sales and maturities by £2,134 million in the first half of 2003 compared with £4,043 million in the first half of 2002. Net cash provided by financing activities was £928 million in the first half of 2003 compared with £3,291 million in the first half of 2002. The decrease reflected lower policyholders' deposits with higher withdrawals and a reduction in Egg customer deposits from £7,667 million in the first half of 2002 to £7,317 million in the first half of 2003. Policyholders' deposits exceeded withdrawals by £191 million in the first half of 2003 and £2,033 million in the first half of 2002. There were no repayments of long-term borrowings in the first half of 2003 compared to £211 million in the first half of 2002. Proceeds from long-term borrowings in the first half of 2003 were £1,089 million and £24 million in the first half of 2002.

        As at June 30, 2003, the Group had cash of £1,855 million compared with £1,626 million at June 30, 2002, an increase of £229 million.

Contingencies and Related Obligations

        Details of Prudential's contingencies and related obligations as at June 30, 2003, are set out in Note 6 to the consolidated interim financial statements.

Off-Balance Sheet Arrangements

        During the normal course of business Prudential enters into various off-balance sheet arrangements in order to increase liquidity and decrease certain risks.

        At June 30, 2003, Egg had two credit default swaps in place. The effect is to remove from Egg's balance sheet the risk of default on the underlying assets, comprising residential mortgages of £1,750 million and asset backed securities of £1,042 million, and reduce the regulatory capital that must be held by Egg in relation to these assets.

        Egg has also entered into interest rate swaps for the purpose of hedging interest rate risk on lending to customers. The total notional value of these swaps is £4,690 million.

        Any potential credit risk relates to the swap counter-party, namely its ability to pay in the event of default on the underlying assets. If such a double failure occurred, Egg could be required to increase regulatory capital held against the underlying assets. All swap counter-parties are highly rated financial institutions.

        At June 30, 2003, M&G had entered into a series of off-balance sheet transactions relating to interest rate swaps and caps, cross currency swaps, credit default swaps and similar instruments. These derivatives were entered into in the normal course of business and solely for the purpose of matching or eliminating risks arising from potential movements in interest and exchange rates inherent in M&G's assets and liabilities. These derivatives are reviewed regularly for their effectiveness as hedges.

        Jackson National Life has commitments for future payments related to equity index call options totalling £18 million, which are accounted for on a deferred basis and therefore were considered off-balance sheet as at June 30, 2003. These commitments were entered into during the normal course of business to hedge obligations associated with the issuance of equity index-linked immediate and deferred annuities. The commitments are due over the next five years.

        Jackson National Life has unfunded commitments related to its investments in limited partnerships totalling £272 million at June 30, 2003. These reflect on demand contractual commitments to fund further investments by the limited partnerships.

INDEX TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Prudential plc and Subsidiaries

Unaudited Condensed Consolidated Profit and Loss Accounts

Six Months Ended June 30

	2003	2002
	(In £ Millions, Except Per Share Amounts)
Earned premiums, net of reinsurance	7,154	8,286
Claims incurred, net of reinsurance	(6,142)	(6,221)
Change in long-term technical provisions, net of reinsurance	(4,104)	(4,122)
Investment returns	6,799	(865)
Investment expenses and charges	(319)	(316)
Net operating expenses	(859)	(886)
Shareholder and policyholder tax attributable to long-term business	(164)	229
Add back: Shareholder tax attributable to long-term business	66	113
Transfers (to) from the fund for future appropriations	(2,211)	3,902
Results of UK fund management operations	38	34
Results of US broker dealer and fund management operations	9	10
Results of UK banking operations	(23)	1
Amortization of goodwill	(49)	(49)
Other income:
Profit on sale of UK personal lines property and casualty insurance business	—	355

Profit on ordinary activities before shareholder tax	195	471
Shareholder tax on profit on ordinary activities	(61)	(50)

Profit for the period before minority interests	134	421
Minority interests	5	1

Profit for the period	139	422
Dividends at 5.3p and 8.9p per share, respectively	(106)	(178)

Retained profit for the period	33	244

Earnings per share:
Basic (based on 1,995 million and 1,986 million shares, respectively)	7.0p	21.2p
Diluted (based on 1,997 million and 1,987 million shares, respectively)	7.0p	21.2p

The accompanying notes are an integral part of these financial statements

Prudential plc and Subsidiaries

Unaudited Condensed Consolidated Profit and Loss Accounts

Six Months Ended June 30

	2003	2002
	(In £ Millions, Except Per Share Amounts)
Reconciliation of profit on ordinary activities before shareholder tax to operating profit before amortization of goodwill after tax (based on longer-term investment returns)
Profit on ordinary activities before shareholder tax	195	471
Short-term fluctuations in investment returns	(72)	152
Profit on sale of UK personal lines property and casualty insurance business	—	(355)
Amortization of goodwill	49	49

Operating profit before amortization of goodwill and before tax (based on longer-term investment returns)	172	317
Minority interests in Egg	5	—
Tax on operating profit before amortization of goodwill and before tax (based on longer-term investment returns)	(52)	(90)

Operating profit before amortization of goodwill after tax (based on longer-term investment returns)	125	227

Earnings per share:
Operating profit before amortization of goodwill after tax (based on longer-term investment returns) (based on 1,995 million and 1,986 million shares, respectively)	6.3p	11.4p

The accompanying notes are an integral part of these financial statements

Prudential plc and Subsidiaries

Unaudited Condensed Consolidated Profit and Loss Accounts

Six Months Ended June 30, 2003

	General Business Technical Account	Long-Term Business Technical Account	Non- Technical Account	Total
	(In £ Millions)
Earned premiums, net of reinsurance		7,154		7,154
Claims incurred, net of reinsurance	(4)	(6,138)		(6,142)
Change in long-term technical provisions, net of reinsurance		(4,104)		(4,104)
Investment returns		6,741	58	6,799
Allocated investment returns	5	(72)	67	—
Investment expenses and charges		(211)	(108)	(319)
Net operating expenses	(1)	(827)	(31)	(859)
Shareholder and policyholder tax attributable to long-term business		(164)		(164)
Transfers to the fund for future appropriations		(2,211)		(2,211)

Balance on the technical accounts	—	168
Add back: Shareholder tax attributable to long-term business		66		66

Technical accounts subtotal	—	234
Profit on insurance activities transferred to the non-technical account		(234)	234	—

Results of UK fund management operations			38	38
Results of US broker dealer and fund management operations			9	9
Results of UK banking operations			(23)	(23)
Amortization of goodwill			(49)	(49)

Profit on ordinary activities before shareholder tax			195	195
Shareholder tax on profit on ordinary activities			(61)	(61)

Profit for the period before minority interests			134	134
Minority interests			5	5

Profit for the period			139	139

The accompanying notes are an integral part of these financial statements

Prudential plc and Subsidiaries

Unaudited Condensed Consolidated Profit and Loss Accounts

Six Months Ended June 30, 2002

	General Business Technical Account	Long-Term Business Technical Account	Non- Technical Account	Total
	(In £ Millions)
Earned premiums, net of reinsurance	34	8,252		8,286
Claims incurred, net of reinsurance	(3)	(6,218)		(6,221)
Change in long-term technical provisions, net of reinsurance		(4,122)		(4,122)
Investment returns		(933)	68	(865)
Allocated investment returns	2	147	(149)	—
Investment expenses and charges		(190)	(126)	(316)
Net operating expenses	(33)	(822)	(31)	(886)
Shareholder and policyholder tax attributable to long-term business		229		229
Transfers from the fund for future appropriations		3,902		3,902

Balance on the technical accounts	—	245
Add back: Shareholder tax attributable to long-term business		113		113

Technical accounts subtotal	—	358
Profit on insurance activities transferred to the non-technical account		(358)	358	—

Results of UK fund management operations			34	34
Results of US broker dealer and fund management operations			10	10
Results of UK banking operations			1	1
Amortization of goodwill			(49)	(49)
Other income:
Profit on sale of UK personal lines property and casualty insurance business			355	355

Profit on ordinary activities before shareholder tax			471	471
Shareholder tax on profit on ordinary activities			(50)	(50)

Profit for the period before minority interests			421	421
Minority interests			1	1

Profit for the period			422	422

The accompanying notes are an integral part of these financial statements

Prudential plc and Subsidiaries

Unaudited Condensed Consolidated Balance Sheets

Assets	June 30, 2003	December 31, 2002
	(In £ Millions)
Goodwill	1,555	1,604

Investments
Land and buildings	10,788	10,766
Investments in associates and other participating interests	70	73
Other financial investments	107,760	104,299

Total investments	118,618	115,138

Assets held to cover linked liabilities	17,498	15,763

Total reinsurers' share of technical provisions	1,234	1,243

Total debtors	1,330	866

Other assets
Banking business assets:
UK operations (Egg)	11,116	10,526
US operations	988	976
Tangible assets	191	196
Cash at bank and in hand	1,397	1,115
Ordinary shares of parent company	29	34
Present value of acquired in force long-term business	106	113
Present value of future margins relating to advances from reinsurers	115	118

Total other assets	13,942	13,078

Prepayments and accrued income
Accrued interest and rent	1,260	1,156
Deferred acquisition costs	3,214	3,218
Other prepayments and accrued income	107	95

Total prepayments and accrued income	4,581	4,469

Total assets	158,758	152,161

The accompanying notes are an integral part of these financial statements

Shareholders' funds and liabilities	June 30, 2003	December 31, 2002
	(In £ Millions)
Shareholders' funds
Ordinary share capital, 5p par value per share, 2,400 million shares authorized; 2,007 million and 2,002 million shares issued and outstanding, respectively	100	100
Share premium	550	550
Retained profit and loss reserve	3,017	3,018

Total shareholders' funds	3,667	3,668

Minority interests	103	108

Commitments and contingencies
Fund for future appropriations	9,869	7,663

Technical provisions
Provision for unearned premiums	40	163
Long-term business provision	100,700	99,114
Claims outstanding	945	953

Total technical provisions	101,685	100,230

Technical provisions for linked liabilities	17,843	16,007

Provisions for other risks and charges
Deferred tax	680	696

Deposits received from reinsurers	124	173

Creditors
Creditors arising out of direct insurance operations	257	252
Creditors arising out of reinsurance operations	53	184
Debenture loans	3,154	2,293
Amounts owed to credit institutions	1,470	296
Other borrowings	1,537	1,784
Jackson National Life funding and stocklending arrangements	4,274	5,098
Banking business liabilities:
UK operations (Egg)	10,241	9,882
US operations	909	902
Tax payable	840	924
Shareholders' dividends accrued	106	341
Other creditors	1,430	1,022

Total creditors	24,271	22,978

Accruals and deferred income	516	638

Total shareholders' funds and liabilities	158,758	152,161

The accompanying notes are an integral part of these financial statements

Prudential plc and Subsidiaries

Unaudited Condensed Consolidated Statement of Cash Flows

from General Business and Shareholders' Funds

Six Months Ended June 30

	2003	2002
	(In £ Millions)
Net cash inflow from operating activities before interest and tax	55	61

Interest paid	(88)	(90)

Taxes recovered	81	45

Acquisitions and disposals
Proceeds received on sale of UK personal lines property and casualty insurance business	—	353

Equity dividends paid	(341)	(332)

Net cash (outflow) inflow before financing	(293)	37

Financing
Issue of borrowings	811	75
Movement in credit facility utilized by investment subsidiaries managed by PPM America	(141)	(39)
Issues of ordinary share capital	21	19

Net cash inflow from financing	691	55

Net cash inflow for the period	398	92

Net cash inflow was invested and (financed) as follows:
Purchases of portfolio investments:
Equity securities	1	4
Debt and other fixed income securities	583	2,341

Total purchases of portfolio investments	584	2,345

Sales of portfolio investments:
Equity securities	(1)	(280)
Debt and other fixed income securities	(574)	(2,156)

Total sales of portfolio investments	(575)	(2,436)

Net purchases (sales) of portfolio investments	9	(91)
Increase in cash and short-term deposits, net of overdrafts	389	183

Net cash inflow	398	92

The accompanying notes are an integral part of these financial statements

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

June 30, 2003

1 Basis of Presentation

        The results for the six months ended June 30, 2003 and 2002 are unaudited. Prudential's external auditors have reported on the December 31, 2002 statutory accounts and the accounts have been delivered to the UK Registrar of Companies. The auditors' report was unqualified and did not contain a statement under Section 237(2) or (3) of the UK Companies Act 1985. These unaudited condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2002. Management believes that the interim results include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for the interim periods presented.

        The results and cash flows for the six months ended June 30, 2003 and 2002 and the balance sheet at June 30, 2003 have been prepared using the same accounting policies as were used in the consolidated financial statements for the year ended December 31, 2002.

        The long-term business profit of the UK and Europe Insurance operations has been calculated assuming that the proportion of surplus allocated to shareholders from the with-profits business of The Prudential Assurance Company Limited remains at 10 per cent. At June 30, 2003, a provision was made for possible reductions in bonus rates arising from the fund valuation at December 31, 2003.

        The six months "2003" and "2002" refer to the six months ended June 30, 2003 and 2002, respectively.

        A reconciliation of the weighted average number of ordinary shares used for calculating basic and diluted earnings per share is set out below:

	Six Months Ended June 30,
	2003	2002
	(In Millions)
Number of shares
Weighted average shares for basic earnings per share	1,995	1,986
Shares under option at end of period	14	12
Assumed treasury share purchases at average fair value from proceeds of assumed option exercise	(12)	(11)

Weighted average shares for diluted earnings per share	1,997	1,987

2 Segment Analysis

      The Group's reportable business segments are based on the organizational structure used by management for making operating and investment decisions and for assessing performance. The Group has recently amalgamated its UK and European Insurance Operations, thereby reducing the number of business segments to five, as follows: UK and Europe Insurance Operations, M&G and Egg, which are all located in the UK (collectively, "UK and Europe Operations"), US Operations and Asian Operations. The 2002 comparative information has been restated accordingly. This realignment is consistent with how the Group manages its business and the markets it serves.

        The performance measure of reportable segments utilized by management is operating profit before amortization of goodwill and before tax. Operating profit before amortization of goodwill and before tax includes investment gains on investments attributable to shareholders based on the longer-term rate of return.

Analysis of Operating Profit before amortization of goodwill and before tax

        The following table presents operating profit before amortization of goodwill and before tax (based on longer-term investment returns) by segment:

	Six Months Ended June 30,
	2003	2002
	(In £ Millions)
UK and Europe Operations
UK and Europe Insurance Operations	133	213
M&G	38	34
Egg	(23)	1

Total UK and Europe Operations	148	248

US Operations
Jackson National Life	77	140
Broker dealer and fund management	9	10

Total US Operations	86	150

Asian Operations
Long-term business and investment products	36	16
Development expenses	(12)	(11)

Total Asian Operations	24	5

Operating profit of reportable segments	258	403

Group activities	(86)	(86)

Operating profit before amortization of goodwill and before tax (based on longer-term investment returns)	172	317

        The following table presents revenue by reportable segment and geographical region:

	Six Months Ended June 30,
	2003	2002
	(In £ Millions)
UK and Europe Operations
UK and Europe long-term business gross premiums	3,803	4,423
M&G investment products gross inflows(1)	2,016	2,441
Reinsurance premiums ceded	(83)	(6)
Investment returns	5,696	(1,696)
Revenue from banking and fund management operations	300	271

Total UK and Europe Operations	11,732	5,433

US Operations
Long-term business gross premiums	2,604	3,048
Reinsurance premiums ceded	(39)	(43)
Investment returns	710	642
Revenue from banking, broker dealer and fund management operations	114	131

Total US Operations	3,389	3,778

Asian Operations
Long-term business gross premiums	894	855
Investment products gross inflows(1)	8,363	6,669
Reinsurance premiums ceded	(25)	(25)
Investment returns	369	168
Revenue from fund management operations	12	12

Total Asian Operations	9,613	7,679

Total revenue for reportable segments	24,734	16,890

Discontinued Operations and Other(2)
General business gross premiums	—	185
Reinsurance premiums ceded	—	(185)
Change in unearned premiums	—	34
Investment returns	24	21

Total Discontinued Operations and Other	24	55

Total revenue	24,758	16,945

Represented by:
Earned premiums from insurance business	7,154	8,286
Investment returns	6,799	(865)
Revenue from banking, broker dealer and fund management operations	426	414
Gross inflows from investment products(1)	10,379	9,110

Total revenue	24,758	16,945

(1)
Gross revenue presented by reportable segments include deposits to unit trusts and other similar products (gross inflows from investment products), which are excluded from earned premiums in the consolidated profit and loss accounts.

(2)
Discontinued operations relate to UK personal lines property and casualty insurance business that was sold in 2002.

Other Profit and Loss Account Information

        Selected information is provided below on a segment basis. In cases where information is not allocated to a segment, amounts are provided by geographical region.

	Six Months Ended June 30,
	2003	2002
	(In £ Millions)
Claims incurred, net of reinsurance
UK and Europe Insurance Operations	4,308	4,190
US Operations	1,617	1,787
Asian Operations	217	244

Total claims incurred, net of reinsurance	6,142	6,221

Change in long-term technical provisions, net of reinsurance
UK and Europe Insurance Operations	2,093	1,873
US Operations	1,402	1,717
Asian Operations	609	532

Total change in long-term technical provisions, net of reinsurance	4,104	4,122

Investment expenses and charges and net operating expenses
UK Operations:
UK and Europe Insurance Operations	653	654
Egg	26	39
US Operations	159	140
Asian Operations	234	228
Corporate expenditure not allocated to segments	31	31
Shareholders' interest payable not allocated to segments	75	76

Total continuing operations	1,178	1,168
Discontinued operations(1)	—	34

Total investment expenses and charges and net operating expenses	1,178	1,202

(1)
Discontinued operations relate to UK personal lines property and casualty insurance business that was sold in 2002.

Assets

        An analysis of assets by geographical region is presented below. Except for Egg, the assets of the UK and Europe Operations are managed and analyzed as a whole.

	UK and Europe	US	Asia	Total
	(In £ Millions)
June 30, 2003
Insurance and fund management operations:
Investments	85,072	28,256	5,290	118,618
Deferred acquisition costs	1,214	1,594	406	3,214
Linked assets	13,225	3,205	1,068	17,498
Other	6,011	934	379	7,324

	105,522	33,989	7,143	146,654
Banking business assets	11,116	988	—	12,104

Total assets	116,638	34,977	7,143	158,758

December 31, 2002
Insurance and fund management operations:
Investments	82,664	27,619	4,855	115,138
Deferred acquisition costs	1,350	1,503	365	3,218
Linked assets	12,104	2,724	935	15,763
Other	5,218	975	347	6,540

	101,336	32,821	6,502	140,659
Banking business assets	10,526	976	—	11,502

Total assets	111,862	33,797	6,502	152,161

Shareholders' Funds

        An analysis of shareholders' funds by segment is set out below:

	June 30, 2003	December 31, 2002
	(In £ Millions)
UK and Europe Operations	1,306	1,360
US Operations	2,458	2,449
Asian Operations	656	579
Other operations(1)	(753)	(720)

Total shareholders' funds	3,667	3,668

(1)
Other operations represent operations managed centrally and not allocated to a business segment.

Fund for Future Appropriations and Net Technical Provisions

        An analysis of the fund for future appropriations and of technical provisions (net of reinsurers' share) by segment is set out below:

	June 30, 2003	December 31, 2002
	(In £ Millions)
Fund for future appropriations:
Group companies, excluding Scottish Amicable Insurance Fund (SAIF)(1)	9,167	7,226
SAIF(2)	702	437

	9,869	7,663
Technical provisions (net of reinsurers' share)	118,294	114,994

	128,163	122,657

Comprising:
UK and Europe Insurance Operations	97,212	93,026
US Operations	24,859	24,074
Asian Operations	6,092	5,557

Total	128,163	122,657

(1)
Balance relates mainly to the with-profits fund of Prudential Assurance.

(2)
SAIF is closed to new business and the balance is wholly attributable to, but not allocated, to SAIF policyholders.

3 Corporate Activity

Sale of German life business and of UK personal lines property and casualty insurance business

        The Group sold its German life business to Canada Life Financial Corporation (Canada Life) for £82 million on January 1, 2003. After allowing for the costs of sale and other related items of £17 million and for the write off of deferred acquisition costs of £63 million, the profit on sale was £2 million before tax. This amount has been included within investment returns in the consolidated profit and loss accounts.

        The Group completed the transfer of its UK personal lines property and casualty insurance business to Winterthur Insurance and the Churchill group, its UK subsidiary, on January 4, 2002, for a consideration of £353 million. After allowing for the costs of the sale and other related items, the profit on sale was £355 million before tax.

        As part of the arrangements for the handover of the operations, new general insurance business for the 3 months to April 1, 2002, was written by Prudential with full reinsurance to Winterthur. After April 1, 2002, all new Prudential branded general insurance business has been and will continue to be written by the Churchill group.

4 Restructuring costs

UK and Europe Insurance Operations

        In September 2002, Prudential announced plans to establish an offshore service center in India to improve customer contact service levels for its UK and Europe Insurance Operations customers and to achieve further cost savings to those announced in November 2001. The new processing center is expected to be fully operational in the first half of 2004. The initiative is expected to incur a restructuring charge of approximately £20 million. Of this £20 million, £10 million was charged to net operating expenses in the long-term business technical section of the profit and loss account in 2002, £7 million being borne by Prudential Assurance's long-term fund and £3 million by shareholders' funds. A further £1 million was charged to the long-term fund in the first half of 2003. Of the total expected charge of £20 million, £15 million is expected to be borne by Prudential Assurance's long-term fund and £5 million by shareholders' funds. The £9 million outstanding as of June 30, 2003, related to termination and redundancy costs and property related charges. As part of these restructurings, Prudential planned to make 850 customer service jobs redundant, all notifications with respect to which had been completed by December 31, 2002. Termination will commence in the second half of 2003.

        In February 2001, Prudential announced the restructuring of the direct salesforce and customer service channels of its UK and Europe Insurance Operations. In November 2001, Prudential announced further details of changes to the future structure of those operations, in particular the intention to pursue a single brand strategy for life and pensions business, including the integration of its Scottish Amicable operations under the Prudential brand. The changes also included a simplification of the organizational structure and plans for a significant reduction in operating costs. The total cost up to December 31, 2002, of this restructuring was £228 million, of which £221 million had been charged to net operating expenses in the long-term business technical section of the profit and loss account (£28 million in 2002 and £193 million in 2001) and £7 million charged to net operating expenses in the general business technical section (all in 2001). £169 million of the total costs were borne by Prudential Assurance's long-term fund and £59 million by shareholders' funds, of which £52 million were allocated to continuing operations and the remainder to discontinued operations.

        In the first half of 2003, there were further costs of £16 million, of which £13 million were borne by the long-term fund and £3 million by shareholders' funds. The total cost up to June 30, 2003, of £244 million comprised termination and redundancy costs of £109 million, branch closures and other property-related charges of £53 million, and other transition and system-related costs of £82 million. As of June 30, 2003, £170 million of these costs had been paid. Of the remaining £74 million, £29 million was for termination and redundancy costs, £44 million was for branch closures and property-related charges and £1 million was for other transition and systems-related costs. As part of these restructurings Prudential planned to make 4,100 jobs redundant, of which approximately 3,700 had been notified and of which approximately 3,500 were completed by June 30, 2003.

5 Supplemental Cash Flow Information

        The following supplemental cash flow information provides details of amounts in the consolidated statement of cash flows from general business and shareholders' funds and reconciles the investments, cash and borrowings amounts to the consolidated balance sheet:

	Six Months Ended June 30,
	2003	2002
	(In £ Millions)
Reconciliation of operating profit to net cash inflow from operations
Operating profit before amortization of goodwill and before tax (based on longer-term investment returns)	172	317
Add back: interest charged to operating profit	91	91
Adjustments for non-cash items:
Tax on long-term business profits	(66)	(113)
Amounts retained and invested in long-term business operations and Egg, timing differences and other items	(142)	(234)

Net cash inflow from operating activities in the statement of cash flows	55	61

Movements arising from cash flows:
Increase in cash and short-term deposits, net of overdrafts	389	183
Net purchases (sales) of portfolio investments	9	(91)
Increase in borrowings	(811)	(75)
Movement in credit facility utilized by investment subsidiaries managed by PPM America	141	39
Share capital issued	(21)	(19)

Total movements arising from cash flows	(293)	37
Investment appreciation	—	2
Foreign exchange translation and other	(14)	(22)
Transfer to retained profit in respect of shares issued in lieu of cash dividends	21	10
Portfolio investments, net of financing, beginning of period	(1,539)	(1,461)

Portfolio investments, net of financing, end of period	(1,825)	(1,434)

	Six Months Ended June 30,
	2003	2002
	(In £ Millions)
Represented by:
Investments (including short-term deposits)	2,339	2,636
Cash at bank and in hand	946	565
Borrowings	(4,619)	(4,153)
Cumulative charge to Group profit and loss account reserve in respect of shares issued to qualifying employee share ownership trust	159	159
Share capital and share premium	(650)	(641)

Portfolio investments, net of financing, end of period	(1,825)	(1,434)

	Six Months Ended June 30,
	2003	2002
	(In £ Millions)
Reconciliation of investments to the consolidated balance sheet
General business and shareholder investments (as above)	2,339	2,636
Long-term business	116,209	115,687

Total portfolio investments in the consolidated balance sheet(1)	118,548	118,323

Reconciliation of cash to the consolidated balance sheet
General business and shareholders (as above)	946	565
Long-term business	451	1,182

Total cash at bank and in hand in the consolidated balance sheet	1,397	1,747

Reconciliation of borrowings to the consolidated balance sheet
General business and shareholders (as above)	4,619	4,153
Long-term business	1,542	264

Total borrowings in the consolidated balance sheet(2)	6,161	4,417

(1)
Excluding investments in associates and other participating interests.

(2)
Total borrowings comprise debenture loans, amounts owed to credit institutions and other borrowings.

        The following table provides a summary of the items comprising the cash flows relating to acquisitions and disposals of subsidiaries:

	Six Months Ended June 30,
	2003	2002
	(In £ Millions)
Acquisitions and disposals
Net liabilities disposed of	—	2
Cash consideration received	—	353

Net impact on shareholders' funds	—	355

6 Contingencies and Related Obligations

        Consistent with FRS 12, "Provisions, contingent liabilities and contingent assets", appropriate provision has been made in the financial statements where the Group has an existing obligation arising from past events or activities described below where a reliable estimate of the obligation can be made, but not for contingent liabilities.

Litigation

        Jackson National Life has been named in civil litigation proceedings, which appear to be substantially similar to other class action litigation brought against many life insurers, alleging misconduct in the sale of insurance products. At this time, it is not possible to make a meaningful estimate of the amount or range of loss, if any, that could result from an unfavorable outcome in such actions. In addition, Jackson National Life is a defendant in several individual actions that involve similar issues.

        The Company and its subsidiaries are involved in other litigation arising in the ordinary course of business. Whilst the outcome of such matters cannot be predicted with certainty, management believes that the ultimate outcome of such litigation will not have a material adverse effect on the Group's financial condition, results of operations or cash flow.

Pension Mis-selling Review

        In 1988, the UK government introduced new pensions legislation intended to encourage more individuals to make their own arrangements for their pensions. During the period from April 1988 to June 1994, many individuals were advised by insurance companies, Independent Financial Advisors and other intermediaries to not join, to transfer from or to opt out of their occupational pension schemes in favor of private pension products introduced under UK Income and Corporation Taxes Act 1988. The UK insurance regulator (previously the Personal Investment Authority, now the Financial Services Authority, "FSA") subsequently determined that many individuals were incorrectly advised and would have been better off not purchasing the private pension products sold to them. Industry participants are responsible for compensating the persons to whom private pensions were mis-sold. As a result, the UK regulator required that all UK life insurance companies review their potential cases of pension mis-selling and pay compensation to policyholders where necessary and, as a consequence, record a provision for the estimated costs. The Group has met the requirement of the FSA to issue offers to all Phase 1 (priority) cases and Phase 2 (non-priority) cases by June 30, 2002.

        Provisions in respect of the costs associated with the review have been included in the change in the long-term technical provisions in the Group's profit and loss account and the transfer to or from the fund for future appropriations has been determined accordingly. The following is a summary of the changes in the pension mis-selling provision, including internal and external legal and administrative costs, for the six months ended June 30, 2003 and 2002:

	Six Months Ended June 30,
	2003	2002
	(In £ Millions)
Balance at start of the period	730	1,065
Change in actuarial assumptions and method of calculation	(132)	(29)
Discount unwind	15	32
Redress to policyholders	(49)	(193)
Payment of administrative costs	(14)	(35)

Balance at end of the period	550	840

        Every year the FSA updates the actuarial assumptions to be used in calculating the provision, including interest rates and mortality assumptions. The pension mis-selling provision represents the discounted value of future expected payments, including benefit payments and all internal and external legal and administrative costs of adjudicating, processing and settling those claims. To the extent that amounts have not been paid, the provision increases each year reflecting the shorter period of discount.

        Management believes that, based on current information, the pension mis-selling provision, together with future investment return on the assets backing the provision, will be adequate to cover the costs of pension mis-selling as well as the costs and expenses of the Group's pension review unit established to identify and settle such cases. Such provision presents the best estimate of probable costs and expenses. However, there can be no assurance that the current provision level will not need to be increased.

        The calculation of the pension mis-selling provision is dependent upon a number of assumptions and requirements provided by the FSA. The costs associated with the pensions mis-selling review have been met from Prudential Assurance's inherited estate. Given the strength of Prudential Assurance's with-profits fund, management believes that charging the costs to the inherited estate will not have an adverse effect on the level of bonuses paid to policyholders or on their reasonable expectations. In the unlikely event of this proving not to be the case, an appropriate contribution to the with-profits fund would be made from the shareholders' funds. In view of the uncertainty, it is not practicable to estimate the level of any potential contribution.

Free Standing Additional Voluntary Contribution Business Review

        In February 2000, the UK regulator ordered a review of Free Standing Additional Voluntary Contribution (FSAVC) business, which constitutes sales of personal pensions to members of company pension schemes. Individuals who have purchased these pensions instead of the Additional Voluntary Contributions (AVC) scheme connected to their company's pension scheme may have been in a better financial position investing their money, and any matching contributions from their employers, in their company's AVC scheme. The UK regulator's review is to ensure that any employees disadvantaged due to not being properly informed of the benefits foregone from not investing in their AVC scheme are compensated.

        The review required companies to identify relevant investors and to contact them with an offer to review their individual case. The Group met an interim deadline set by the FSA of 90% of cases completed by June 30, 2002 and also the deadline for 100% completion by December 31, 2002. As a result of the review, the Group held a provision of £3 million as of June 30, 2003.

Mortgage Endowment Products Review

        The Group's main exposure to mortgage endowment products is through Scottish Amicable. The FSA issued a report in March 2001 raising concerns regarding Scottish Amicable's conduct of sales of these products by its tied agents and in March 2003 it fined Scottish Amicable £750,000 in respect of cases where advisers did not place appropriate emphasis on identifying whether a customer was prepared to take the risk that their mortgage might not be repaid at the end of the term. A provision of £25 million was made in 2001 in the shareholders' fund for cases that may require redress, which the directors are satisfied continues to be adequate. Scottish Amicable withdrew from the mortgage endowment product market in April 2001 and disbanded its network of tied agents in October 2001.

Guaranteed Annuities

        In common with several other insurance companies, Prudential Assurance used to sell guaranteed annuity products in the UK and held a provision of £43 million at June 30, 2003, within the main with-profits fund to honor guarantees on these products. The Group's main exposure to guaranteed annuities is through the Scottish Amicable Insurance Fund ("SAIF") and a provision of £729 million was held in SAIF at June 30, 2003 to honor the guarantees. SAIF is a separate sub-fund of the Prudential Assurance long-term business fund. Accordingly, this provision has no impact on shareholders.

Guarantees and Commitments

        Guarantee funds in both the UK and US provide for payments to be made to policyholders on behalf of insolvent life insurance companies. These guarantee funds are financed by payments assessed on solvent insurance companies based on location, volume and types of business. Prudential estimated its reserve for future guarantee fund assessments for Jackson National Life to be £25 million at June 30, 2003. Similar assessments for the UK businesses were not significant. Management believes the reserves are adequate for all anticipated payments for known insolvencies.

        Jackson National Life has commitments for future payments related to equity index call options totalling £18 million, which are accounted for on a deferred basis and therefore were off-balance sheet as at June 30, 2003. These commitments were entered into in the normal course of business to hedge obligations associated with the issuance of equity index-linked immediate and deferred annuities. These commitments are due over the next five years.

        Jackson National Life has unfunded commitments related to its investments in limited partnerships totalling £272 million at June 30, 2003. These commitments were entered into in the ordinary course of business and management does not expect a material adverse impact on the operations to arise from them.

        The Group has provided, from time to time, certain guarantees and commitments to third parties. These arrangements include commitments and guarantees to fund the purchase or development of land and buildings and other commitments related to investments in land and buildings. At June 30, 2003, the aggregate amount of commitments and guarantees in respect of land and buildings was approximately £44 million.

        The Group has provided, from time to time, other guarantees and commitments to third parties entered into in the normal course of business but management does not consider that the amounts involved are significant.

Other Matters

Prudential Assurance's Inherited Estate

        The inherited estate is the assets of the main with-profits fund within the long-term fund of Prudential Assurance, less non-participating liabilities, the policyholder asset shares aggregated across with-profits policies and any additional amounts expected at the valuation date to be paid to in force policyholders in the future in respect of smoothing costs and guarantees. The inherited estate is thus the assets in the main with-profits fund in excess of what Prudential Assurance expects to pay to policyholders.

        The Group believes that it would be beneficial if there were to be greater clarity as to the status of the inherited estate. With that in mind, it has been considering the principles that would apply to any re-attribution of the inherited estate to either policyholders or shareholders. Discussions have been held with the Financial Services Authority to this end. The Group has not considered or discussed any actual distribution as its current expectation is that, for the foreseeable future, the entire inherited estate will need to be retained within the long-term fund to provide working capital. However, in the light of current market conditions, the amount and timing of any re-attribution of the estate remains very uncertain.

Support of Long-term Business Funds from Shareholders' Funds

        As a proprietary insurance company, the Group is liable to meet its obligations to policyholders even if the assets of the long-term funds are insufficient to do so. The assets, represented by the fund for future appropriations, in excess of amounts expected to be paid for future final bonuses and related shareholder transfers ("excess assets") in the long-term funds could be materially depleted over time, by, for example, a significant or sustained equity market downturn, significant fundamental strategic change costs, or material increases in the pension mis-selling provision. In the unlikely circumstance that the depletion of the excess assets within the long-term fund was such that the Group's ability to satisfy policyholders' reasonable expectations was adversely affected, it might become necessary to restrict the annual distribution to shareholders or to contribute shareholders' funds to the long-term funds to provide financial support.

        In 1997, the business of Scottish Amicable Life Assurance Society, a mutual society, was transferred to Prudential Assurance ("PAC"). In effecting the transfer, a separate sub-fund, the Scottish Amicable Insurance Fund ("SAIF"), was established within PAC's long-term business fund. This sub-fund contains all the with-profits business and all other pensions business that was transferred. No new business has been or will be written in the sub-fund. The SAIF sub-fund is managed to ensure that all the invested assets of SAIF are distributed to SAIF policyholders over the lifetime of the SAIF policies. With the exception of certain amounts in respect of the unitized with-profits life business, all future earnings arising in SAIF are retained for existing SAIF with-profits policyholders. Any excess (deficiency) of revenue over expense within SAIF during a period is offset by a transfer to (from) the SAIF fund for future appropriations. Shareholders have no interest in the profits of SAIF, although they are entitled to the investment management fees paid on this business. With the exception of certain guaranteed annuity products mentioned earlier in this note, the majority of SAIF with-profits policies do not guarantee minimum rates of return to policyholders.

        Should the assets of SAIF be inadequate to meet the guaranteed benefit obligations to the policyholders of SAIF, the Prudential Assurance long-term fund would be liable to cover any such deficiency. As of June 30, 2003 the excess of SAIF assets over guaranteed benefits was £702 million. Due to the quality and diversity of the assets in SAIF, the excess of assets just stated and the ability of SAIF to revise guaranteed benefits in case of an asset shortfall, the Group believes that the probability of either the Prudential Assurance long-term fund or the Group shareholders' funds having to contribute to SAIF is very remote.

7 Summary of Material Differences Between UK Generally Accepted Accounting Practice and US Generally Accepted Accounting Principles

        The Group's condensed consolidated interim financial statements are prepared in accordance with UK GAAP. These accounting practices differ in certain material respects from generally accepted accounting principles in the US ("US GAAP"). The material differences between UK GAAP and US GAAP affecting the Group's consolidated profit and loss and shareholders' funds are set forth in the following tables. The reconciliation tables present an analysis of the material differences affecting both the with-profits funds and other operations. See Note 8 for presentation of condensed consolidated US GAAP financial statements.

Reconciliation to US GAAP

        The approximate effects on consolidated profit and loss of the differences between UK GAAP and US GAAP, including a breakdown of the US GAAP adjustments between with-profits funds and other operations, are as follows:

	Six Months Ended June 30, 2003			Six Months Ended June 30, 2002
	With- profits funds	Other operations	Total	With- profits funds	Other operations	Total
	(In £ Millions)
Consolidated profit for the period in accordance with UK GAAP			139			422

US GAAP adjustments:
Business acquisitions and investments in associates	—	45	45	29	49	78
Restructuring charges	(1)	(1)	(2)	(7)	(4)	(11)
Investments:
Real estate	86	—	86	137	—	137
Securities	(246)	(90)	(336)	(129)	(22)	(151)
Mortgage and other loans	(9)	(2)	(11)	—	—	—
Derivative instruments	—	(37)	(37)	—	(69)	(69)
Long-term business:
Revenue and expense recognition	(144)	(76)	(220)	(140)	(31)	(171)
Deferred acquisition costs	45	49	94	125	28	153
Policy liabilities	243	32	275	(16)	40	24
Reversal of transfer to (from) FFA	1,946	—	1,946	(3,261)	—	(3,261)
Provision for policyholders' share of earnings on with-profits business in excess of cost of policyholder bonuses declared	(1,593)	—	(1,593)	2,890	—	2,890
Equalization provision	—	—	—	—	(40)	(40)
Profit on disposal of German life business	—	38	38	—	—	—
Deferral of gains on sale of UK personal lines property and casualty insurance business	—	—	—	—	(21)	(21)
Pension plans	(17)	(9)	(26)	42	9	51
Stock-based compensation	—	(2)	(2)	1	2	3
Accounting for income taxes	—	—	—	—	(13)	(13)
Deferred tax effect of the above adjustments	(133)	37	(96)	8	(6)	2

Total US GAAP adjustments	177	(16)	161	(321)	(78)	(399)

Consolidated net income in accordance with US GAAP			300			23

        The approximate effects on consolidated shareholders' funds of the differences between UK GAAP and US GAAP, including a breakdown of the US GAAP adjustments between with-profits funds and other operations, are as follows:

	June 30, 2003			December 31, 2002
	With- profits funds	Other operations	Total	With- profits funds	Other operations	Total
	(In £ Millions)
Consolidated shareholders' funds in accordance with UK GAAP			3,667			3,668

US GAAP adjustments:
Business acquisitions and investments in associates	216	410	626	243	366	609
Restructuring charges	5	3	8	6	4	10
Investments:
Real estate	(3,956)	—	(3,956)	(4,043)	—	(4,043)
Securities	—	1,886	1,886	—	732	732
Mortgage and other loans	(2)	(4)	(6)	(39)	(2)	(41)
Derivative instruments	(10)	(519)	(529)	(10)	(495)	(505)
Long-term business:
Revenue and expense recognition	(1,549)	(743)	(2,292)	(1,498)	(670)	(2,168)
Deferred acquisition costs	1,498	(316)	1,182	1,475	128	1,603
Policy liabilities	2,817	291	3,108	2,874	310	3,184
Reversal of FFA	9,167	—	9,167	7,226	—	7,226
Undistributed policyholder allocations	(7,056)	—	(7,056)	(5,389)	—	(5,389)
Profit on disposal of German life business	—	38	38	—	—	—
Pension plans	782	255	1,037	799	264	1,063
Recognition of pension scheme minimum liability	(1,096)	(319)	(1,415)	(1,182)	(346)	(1,528)
Stock-based compensation	—	—	—	—	(27)	(27)
Shareholder dividend liability	—	106	106	—	341	341
Deferred tax effect of the above adjustments	(32)	(223)	(255)	137	6	143

Total US GAAP adjustments	784	865	1,649	599	611	1,210

Consolidated shareholders' equity in accordance with US GAAP			5,316			4,878

Profit on disposal of German life business

        Prudential sold its German life business to Canada Life Financial Corporation (Canada Life) for £82 million on January 1, 2003. Under UK GAAP, the profit on disposal was £2 million.

        Under US GAAP, because the net assets of the German business were lower, the profit on disposal was £40 million. The difference in net assets between the two accounting bases arose due to different policy liability and deferred acquisition cost values, and the deferral and matching of premiums and policy charges relating to future periods in relation to the future expected benefits under US GAAP.

Deferral of gains on sale of UK personal lines property and casualty insurance business

        In conjunction with the transfer of the UK personal lines property and casualty insurance business to Winterthur Insurance and the Churchill group, its UK subsidiary, the Company reinsured its in force contracts.

        Under US GAAP, in accordance with Statement of Financial Accounting Standard No. 113 "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts", the deferral of gains on the sale reflects profit margins in the unearned premium reserve that emerge after the balance sheet date.

        Under UK GAAP, because the reinsurance was in conjunction with the sale, no gain was deferred.

Recognition of pension scheme minimum liability

        Under UK GAAP, employer contributions to defined benefit plans are calculated and expensed on a basis that spreads the cost over the service lives of the participants.

        Under US GAAP, in accordance with Statement of Financial Accounting Standard No. 87 "Employers' Accounting for Pensions", an asset is recognized and amortised reflecting the overfunded status of the Group's UK staff pension plans. Additionally, however, under US GAAP, if the accumulated benefit obligation exceeds the fair value of the pension plan assets and a prepaid pension cost has been recorded then an additional liability must be recognized. This additional liability reflects the underfunding of the pension plans on an accumulated benefit obligation basis and is charged to other comprehensive income.

8 Unaudited Condensed Consolidated US GAAP Financial Statements

        The following condensed consolidated US GAAP financial statements reflect the material differences between UK GAAP and US GAAP on consolidated profit and loss and consolidated shareholders' funds described in Note 7. In addition to these material differences that have an effect on the consolidated profit and loss accounts and/or consolidated shareholders' funds, there are material differences in classification between specific line items in the UK GAAP and US GAAP condensed consolidated financial statements.

Unaudited condensed consolidated US GAAP statement of income and comprehensive income

	Six Months Ended June 30,
	2003	2002
	(In £ Millions)
Insurance policy revenues	2,086	2,021
Investment results	5,401	(173)
Other income	310	364

Total revenue	7,797	2,212
Benefits and claims	(2,944)	(2,580)
Provision for policyholders' share of (earnings) losses on with-profits business	(3,022)	1,288
Underwriting, acquisition and other operating expenses	(1,524)	(1,252)
Other charges	(23)	(35)

Net income (loss) before income taxes	284	(367)

Income tax (expense) benefit	(252)	277
Income tax attributable to the policyholders' share of earnings (losses) on with-profits business	229	(188)

Income tax (expense) benefit attributable to shareholders	(23)	89

Net income (loss) before minority interests	261	(278)
Minority interests	3	4

Net income (loss) from continuing operations after minority interests	264	(274)
Income from discontinued operations including profit on sale of German life business and UK personal lines property and casualty insurance business (net of applicable income tax of £4 million and £nil, respectively)	36	297

Net income	300	23
Other comprehensive income (loss)	430	(31)

Total comprehensive income (loss)	730	(8)

Earnings per share under US GAAP (In Pence)
Basic (based on 1,995 million and 1,986 million shares, respectively):
Income (loss) from continuing operations after minority interests	13.2p	(13.8)p
Income from discontinued operations including profit on sale	1.8p	15.0p
Net income	15.0p	1.2p
Diluted (based on 1,997 million and 1,987 million shares, respectively):
Income (loss) from continuing operations after minority interests	13.2p	(13.8)p
Income from discontinued operations	1.8p	15.0p
Net income	15.0p	1.2p

Unaudited condensed consolidated US GAAP balance sheets

	June 30, 2003	December 31, 2002
	(In £ Millions)
Assets
Investments:
Fixed maturities	68,572	63,459
Equity securities	26,789	25,726
Short-term investments	3,675	5,915
Real estate	5,187	4,974
Mortgage loans	5,244	5,518
Policy loans	737	749
Other loans	4,632	3,936
Other investments	2,139	1,635

Total investments	116,975	111,912
Cash	1,855	1,086
Deferred acquisition costs	4,266	4,696
Intangible assets	2,600	2,582
Other assets	4,718	4,310
Separate account assets	27,610	25,793

Total assets	158,024	150,379

Liabilities
Policyholder benefit liabilities	91,239	89,304
Undistributed policyholder allocations	7,056	5,389
Debt	11,817	9,964
Net deferred income tax liability	970	591
Other liabilities	13,904	14,348
Separate account liabilities	27,610	25,793

Total liabilities	152,596	145,389

Minority interests	112	112

Shareholders' equity
Common stock	100	100
Additional paid-in capital	629	608
Less treasury stock	(11)	(39)
Retained earnings	4,313	4,354
Accumulated other comprehensive income	285	(145)

Total shareholders' equity	5,316	4,878

Total liabilities and shareholders' equity	158,024	150,379

Unaudited condensed consolidated US GAAP statement of cash flows

	Six Months Ended June 30,
	2003	2002
	(In £ Millions)
Cash flows from operating activities:
Consolidated net income	300	23
Adjustments to reconcile consolidated net income to net cash provided by operating activities:
Depreciation and amortization	123	147
Realized investment gains	(146)	(254)
Interest credited to policyholders	1,354	1,382
Policy fees charged to policyholders	(100)	(116)
Bonuses paid to policyholders	(418)	(649)
Change in:
Investments held for trading purposes	(1,627)	2,289
Deferred policy acquisition costs	(62)	(148)
Other assets	(473)	(480)
Policy benefit liabilities	989	1,173
Undistributed policyholder allocations	1,986	(2,251)
Other liabilities	445	(74)
Other net changes	2	(82)

Net cash provided by operating activities	2,373	960

Cash flows from investing activities:
Proceeds from sale or maturity of:
Real estate	7	93
Available for sale securities sold	6,756	2,965
Available for sale securities matured	3,225	1,838
Mortgage and other loans	3,858	4,004
Purchases of:
Real estate	(64)	(131)
Available for sale securities	(13,388)	(7,336)
Mortgage and other loans	(4,716)	(4,597)
Change in short-term investments, net	2,188	(879)
Net increases in other investments	(479)	(233)
Proceeds from disposal of German life business and UK personal lines property and casualty insurance business	82	353
Proceeds from disposal of property and equipment	2	1

Net cash used for investing activities	(2,529)	(3,922)

Cash flows from financing activities:
Policyholders' deposits	3,277	4,825
Policyholders' withdrawals	(3,086)	(2,792)
Net change in banking product liabilities	(674)	1,759
Proceeds from long-term borrowings	1,089	24
Repayment of long-term borrowings	—	(211)
Net change in short-term debt	642	—
Dividends paid to shareholders	(341)	(332)
Proceeds from issuance of stock	21	18

Net cash provided by financing activities	928	3,291

Net impact of foreign exchange fluctuations	(3)	(16)

Net increase in cash	769	313
Cash, beginning of period	1,086	1,313

Cash, end of period	1,855	1,626

Unaudited Other Comprehensive Income

        An analysis of accumulated other comprehensive income is set out below:

	Six Months Ended June 30,
	2003	2002
	(In £ Millions)
Foreign currency translation adjustments:
Foreign currency translation adjustments arising during the period	(60)	(102)

Unrealized investment gains on available-for-sale securities:
Unrealized holding gains arising during the period	1,567	217
Less reclassification adjustment for gains included in net income	(63)	(42)

Unrealized investment gains, net	1,504	175
Related amortization of deferred acquisition costs	(493)	(22)
Related loss recognition	(242)	136
Policyholders' share of with-profits business	(29)	(240)
Related deferred taxes	(275)	22

Net unrealized gains on available-for-sale securities	465	71

Recognition of pension scheme minimum liability:
Recognition of pension scheme minimum liability	113	—
Related deferred taxes	(17)	—
Policyholders' share of pension scheme minimum liability	(71)	—

Total pension scheme adjustments	25	—

Other comprehensive income (loss)	430	(31)
Accumulated other comprehensive (loss) income, beginning of period	(145)	125

Accumulated other comprehensive income, end of period	285	94

Components of accumulated other comprehensive income:
Foreign currency translation adjustments	(176)	12

Net unrealized gains on available-for-sale securities:
Unrealized investment gains, net	3,600	1,154
Related amortization of deferred acquisition costs	(787)	(28)
Related loss recognition	(1,370)	(743)
Policyholders' share of with-profits business	(164)	(307)
Related deferred taxes	(496)	6

Net unrealized gains on available-for-sale securities	783	82

Recognition of pension scheme minimum liability:
Recognition of pension scheme minimum liability	(1,415)	—
Related deferred taxes	210	—
Policyholders' share of pension scheme minimum liability	883	—

Total pension scheme adjustments	(322)	—

Accumulated other comprehensive income, end of period	285	94

Sale of German life business

        The Group sold its German life business to Canada Life Financial Corporation (Canada Life) for £82 million on January 1, 2003. After allowing for the costs of sale and other related items of £17 million and for the write off of deferred acquisition costs of £63 million, the profit on sale was £2 million. There was £4 million tax on the sale. Profit on sale on a US GAAP basis was £38 million higher than on a UK GAAP basis. This difference reflects different policy liability and deferred acquisition cost values of £7 million, and the deferral and matching of premiums and policy charges relating to future periods in relation to the future expected benefits of £31 million.

Sale of UK personal lines property and casualty insurance business

        The Group completed the transfer of its UK personal lines property and casualty insurance business to Winterthur Insurance and the Churchill group, its UK subsidiary, on January 4, 2002, for a consideration of £353 million. After allowing for the costs of sale and other related items of £43 million and for the write off of deferred acquisition costs of £13 million, the profit on sale was £297 million. There was no tax on the profit on sale due to the utilization of capital losses. The profit on sale on a US GAAP basis was £58 million lower than on a UK GAAP basis. This difference reflects the reversal of the equalization provision of £40 million, the deferral of gains of £21 million and a £3 million lower write off of deferred acquisition costs.

New Accounting Pronouncements

Adoption of FIN 46

        In January 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46). FIN 46 clarifies the application of Accounting Research Bulletin No. 51 "Consolidated Financial Statements", to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties (variable interest entities). Variable interest entities (VIEs) are required to be consolidated by their primary beneficiaries if they do not effectively disperse risk among parties involved. The primary beneficiary of a VIE is the party that absorbs a majority of the entity's expected losses, or receives a majority of its expected residual returns, or both, as a result of holding variable interests. FIN 46 also requires new disclosures about VIEs.

        For corporate structures existing before January 31, 2003, the effective date of the interpretation is July 1, 2003. If it is reasonably possible that an enterprise will be required to consolidate or disclose information about a variable interest entity when FIN 46 becomes effective, then certain disclosures, including the Group's potential maximum exposure to loss, are required in financial statements issued after January 31, 2003.

        Certain of the portfolio investments of Jackson National Life, the with-profits fund of Prudential Assurance, and PPM America's investment management activities are structured through the use of special purpose vehicles ("SPVs") operating in the United States. Currently where appropriate these SPVs are consolidated in the Company's financial statements. These SPVs are securitizations structured by a related party as traditional collateralized bond obligations whose purpose is to invest in a diversified portfolio of high yield bonds and structured finance securities, using proceeds raised from the issuance of debt and equity interests to the aforementioned Group entities and external investors.

        One of the SPVs which is not currently consolidated is a VIE in which the Group may be considered to have a significant variable interest. This VIE was structured in 2000 and has total assets of £701 million at June 30, 2003. As of June 30, 2003 the carrying value of the Group's investment in the debt and equity instruments of the VIE was £2 million. As the Group has no future funding obligations to the VIE, the maximum loss exposure is limited to its current investment.

        The Prudential Group, through its fund management operations, manages other funds in which it has an interest through entitlement to management and performance fees. If the appropriate criteria under FIN 46 were to be met for these funds, then consolidation may be required once the recognition requirements become effective.

Adoption of FAS 148

        In December 2002, the FASB issued Statement of Financial Accounting Standard No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure-an amendment of FASB Statement No. 123", (FAS 148). Effective December 15, 2002, the Group adopted the disclosure requirements of FAS 148 which requires prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. FAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. Prudential is continuing its existing accounting policy for Stock-Based Compensation using the intrinsic value method.

        If the Group had determined compensation expense based on the fair value of the options at the grant date for its share options and awards granted after December 15, 1994 under SFAS No. 123,

        "Accounting for Stock-Based Compensation", the Group's pro forma earnings would have been as follows:

	Six Months Ended June 30,
	2003	2002
	(In £ Millions)
Net Income:
As reported	300	23
Add: Total stock-based compensation expense (credit), net of related tax effects, included in reported net income	2	(3)
Add: Total stock-based employee compensation credit (expense) determined under fair value based method for all awards granted since December 15,1994, net of related tax effects	2	(4)

Pro forma	304	16

Basic earnings per share (pence):
As reported	15.0p	1.2p
Pro forma	15.2p	0.8p
Diluted earnings per share (pence):
As reported	15.0p	1.2p
Pro forma	15.2p	0.8p

        In accordance with SFAS No. 123, the pro forma amounts include only the effects of share options and awards granted since December 15, 1994 and are not necessarily indicative of future pro forma net income.

        The weighted average fair values and exercise prices of options granted during the six months ended June 30, 2003 and 2002 were as follows:

	2003		2002
	Weighted Average Fair Value	Weighted Average Exercise Price	Weighted Average Fair Value	Weighted Average Exercise Price
	(£)	(£)	(£)	(£)
Stock options granted with exercise prices:
Greater than or equal to grant-date market value	—	—	—	—
Less than grant-date market value	1.30	2.43	3.18	4.56

        The fair value amounts above were determined using the Black-Scholes option-pricing method using the following assumptions:

	2003	2002
Dividend yield	3.02%	2.28%
Expected volatility	40%	40%
Risk-free interest rate	3.86%	5.22%
Expected life	3.84 years	3.61 years

Adoption of FIN 45

        In December 2002, the FASB issued Interpretation No.45, "Requirements for Guarantees Including Indirect Guarantees of Indebtedness of Others" (FIN 45). FIN 45 provides guidance regarding disclosures to be made by guarantors regarding obligations under certain guarantees. In addition, FIN 45 clarifies the requirement to recognize the fair value of the obligation undertaken in issuing the guarantee at its inception.

        The Group has adopted FIN 45 and there has been no impact as of June 30, 2003 on the Group's results of operations, financial condition or liquidity.

Adoption of FAS 147

        Effective October 1, 2002, the Group adopted FASB Statement of Financial Accounting Standards No. 147, "Acquisitions of Certain Financial Institutions" (FAS 147). FAS 147 removes acquisitions of financial institutions, except transactions between two or more mutual enterprises, from the scope of both FASB Statement No. 72, "Accounting for Certain Acquisitions of Banking and Thrift Institutions" and FASB Interpretation No. 9, "Applying APB Opinion Nos. 16 and 17 When a Savings and Loan Association or a Similar Institution is Acquired in a Business Combination Accounted for by the Purchase Method" and requires that those transactions be accounted for in accordance with FASB Statement No.141, "Business Combinations" and FASB Statement No. 142, "Goodwill and Other Intangible Assets". FAS 147 amends FAS 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" to include within its scope long-term customer-relationship intangibles of financial institutions. FAS 147 is effective for acquisitions occurring on or after October 1, 2002, and for all other provisions on October 1, 2002 with earlier application permitted. There has been no impact as of June 30, 2003 on the Group's results of operations, financial condition or liquidity.

Adoption of FAS 146

        In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("FAS 146"). Effective January 1, 2003, the Group adopted FAS 146, which requires that a liability for costs associated with exit or disposal activities be recognized when the liability is incurred. Prior generally accepted accounting principles provided for the recognition of such costs at the date of management's commitment to an exit plan. In addition, FAS No. 146 requires that the liability be measured at fair value and be adjusted for changes in estimated cash flows. The provisions of the new standard are effective for exit or disposal activities initiated after December 31, 2002. There has been no impact as of June 30, 2003 on the Group's results of operations, financial condition or liquidity.

Adoption of FAS 144

        Effective January 1, 2002, the Group adopted the FASB Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("FAS 144"). FAS 144 establishes a single accounting model for long-lived assets to be disposed of by sale. A long-lived asset classified as held for sale is to be measured at the lower of its carrying amount or fair value less cost to sell and to cease being depreciated. Therefore, discontinued operations are no longer to be measured on a net realizable value basis, and future operating losses are no longer recognized before they occur. For long-lived assets to be held and used, impairment is recognized only if the carrying amount of a long-lived asset is not recoverable from its undiscounted future cash flows and is measured as the difference between the carrying amount and fair value of the asset. Long-lived assets to be abandoned, exchanged for a similar productive asset, or distributed to owners in a spin-off are considered held and used until disposed of. There has been no impact as of June 30, 2003 on the Group's results of operations, financial condition or liquidity, other than the financial statement presentation of gain on disposal of the UK property and casualty insurance operations.

Adoption of FAS 142

        Effective January 1, 2002, the Group adopted Statement of Financial Accounting Standards No 142, "Goodwill and Other Intangible Assets" ("FAS 142"). FAS 142 requires, among other things, the discontinuance of amortization related to goodwill and other indefinite lived intangible assets. These assets will then be subject to an impairment test at least annually. In addition, the standard includes provisions upon adoption for the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles, and reclassification of certain intangibles out of previously reported goodwill.

        In accordance with the standard, the Group ceased goodwill amortization on January 1, 2002.

        The Group has completed the implementation of this Standard. No impairment losses have been recognized and there have been no reclassifications of intangible assets from goodwill.

Accounting Pronouncements not yet Adopted

        In April 2003, the FASB issued guidance in Statement 133 Implementation Issue No. B36, "Embedded Derivatives: Modified Coinsurance Arrangements and Debt Instruments That Incorporate Credit Risk Exposures That Are Unrelated or Only Partially Related to the Creditworthiness of the Obligor of Those Instruments", (DIG B36). DIG B36 addresses the instances in which bifurcation of an instrument into a debt host contract and an embedded credit derivative is required. In particular, DIG B36 indicates that where modified coinsurance arrangements in which funds are withheld by the ceding insurer contain an embedded derivative feature which contains economic characteristics which are not clearly and closely related to the host contract, then bifurcation is required. The same accounting treatment is required for embedded features of a debt instrument and all other arrangements which incorporate credit risk exposures that are unrelated or only partially related to the creditworthiness of the issuer of that instrument.

        DIG B36 is effective for the first reporting period beginning after September 15, 2003. The Group is currently assessing the impact of the provision implementation guidance on its results of operations, financial condition and liquidity.

        In April 2003, the FASB issued Statement of Financial Accounting Standard No. 149, "Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities" (FAS 149). FAS 149 was issued to amend and clarify financial reporting for derivative instruments, including embedded derivative instruments and hedging activities. The provisions of the new standard are effective prospectively for contracts entered into, or modified after, June 30, 2003 and for hedging relationships designated after

June 30, 2003. The provisions of FAS 149 that relate to FAS 133 Implementation issues should continue to be applied in accordance with their respective effective dates. The Group is currently assessing the impact of the provision implementation guidance on its results of operations, financial condition and liquidity.

        In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," (FAS 150). FAS 150 improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity and requires that these instruments be classified as liabilities in statements of financial position. This statement is effective prospectively for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period starting after June 15, 2003. This statement shall be implemented by reporting the cumulative effect of a change in accounting principle for financial instruments created before the issuance date of the statement and still existing at the beginning of the interim period of adoption. The Group is currently assessing the impact of this new standard on its results of operations, financial condition and liquidity.

        In July 2003, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position 03-01, "Accounting and Reporting by Insurance Enterprises for Certain Non-Traditional Long-Duration Contracts and for Separate Accounts" (SOP 03-01). SOP 03-01 tightens existing criteria that must be met before assets can be classified as separate account assets and carried at fair value on the balance sheet with an equivalent total being recorded for separate account liabilities. Once effective, neither seed money, nor assets failing to meet the specified criteria, can be accounted for as separate account assets. Instead, on a prospective basis, these assets must be accounted for as part of the general account. In addition, SOP 03-01 requires companies to recognize a liability for guaranteed minimum death benefits and guaranteed minimum income benefits and to capitalize and amortize sales inducements that meet specific criteria.

        The provisions of SOP 03-01 are effective for financial statements beginning after December 15, 2003. The initial effects of adoption will be recorded as a cumulative effect of a change in accounting principle. The Group is currently assessing the impact of the provision on its results of operations, financial condition and liquidity.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRUDENTIAL PUBLIC LIMITED COMPANY
Date: October 24, 2003	By:	/s/ JOHN PRICE John Price Deputy Group Secretary

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TABLE OF CONTENTS
SELECTED HISTORICAL FINANCIAL INFORMATION OF PRUDENTIAL
EXCHANGE RATE INFORMATION
FORWARD-LOOKING STATEMENTS
OPERATING AND FINANCIAL REVIEW
Introduction
Overview of Consolidated Results
Geographic Analysis by Nature of Income and Expense
US GAAP Analysis
Liquidity and Capital Resources
INDEX TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Prudential plc and Subsidiaries Unaudited Condensed Consolidated Profit and Loss Accounts Six Months Ended June 30
Prudential plc and Subsidiaries Unaudited Condensed Consolidated Profit and Loss Accounts Six Months Ended June 30
Prudential plc and Subsidiaries Unaudited Condensed Consolidated Profit and Loss Accounts Six Months Ended June 30, 2003
Prudential plc and Subsidiaries Unaudited Condensed Consolidated Profit and Loss Accounts Six Months Ended June 30, 2002
Prudential plc and Subsidiaries Unaudited Condensed Consolidated Balance Sheets
Prudential plc and Subsidiaries Unaudited Condensed Consolidated Statement of Cash Flows from General Business and Shareholders' Funds Six Months Ended June 30
Prudential plc and Subsidiaries Notes to the Unaudited Condensed Consolidated Interim Financial Statements June 30, 2003
SIGNATURES